UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

The Republic of Argentina
Exact name of registrant as specified in charter

0000914021
Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2016)
Electronic report, schedule or registration statement
of which the documents are a part (give period of report)

SEC file number, if available

S-______
(Series identifiers(s) and name(s), if applicable; add more lines as needed)

C-______
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2016
Report period (if applicable)

______
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

___ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on the 19th day of June 2017.

THE REPUBLIC OF ARGENTINA

By: /S/ LUIS A. CAPUTO
Name: Luis A. Caputo
Title: Secretary of Finance of the Ministry of the Treasury of the Republic of Argentina

EXHIBIT C TO

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

of

THE REPUBLIC OF ARGENTINA

Date of end of last fiscal year: December 31, 2016

EXHIBIT INDEX

Item	Description
Exhibit A:	None.
Exhibit B:	None.
Exhibit C:	Law No. 27,341 dated December 21, 2016.
Exhibit D:	Description of the Republic of Argentina dated June 19, 2017.*
Exhibit E:	Debt Tables as of December 31, 2016.*

*Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

PRESUPUESTO

Ley 27341

Apruébase el Presupuesto General de la Administración Nacional para el Ejercicio 2017.

El Senado y Cámara de Diputados
de la Nación Argentina
reunidos en Congreso, etc.
sancionan con fuerza de
Ley:

TÍTULO I

Disposiciones generales

CAPÍTULO I

Del presupuesto de gastos y recursos de la administración nacional

ARTÍCULO 1° — Fíjase en la suma de pesos dos billones trescientos sesenta y tres mil seiscientos diecinueve millones ochocientos setenta mil quinientos setenta y cuatro ($ 2.363.619.870.574) el total de los gastos corrientes y de capital del presupuesto general de la administración nacional para el ejercicio 2017, con destino a las finalidades que se indican a continuación, y analíticamente en las planillas números 1, 2, 3, 4, 5, 6 y 7 anexas al presente artículo.

Finalidad	Gastos corrientes	Gastos de capital	Total
Administración Gubernamental	98.748.438.023	38.942.034.313	137.690.472.336
Servicios de Defensa y Seguridad	120.812.022.255	5.497.316.628	126.309.338.883
Servicios Sociales	1.430.010.843.663	82.631.279.108	1.512.642.122.771
Servicios Económicos	251.372.281.321	87.973.606.486	339.345.887.807

Deuda Pública	247.632.048.777	-	247.632.048.777
Total	2.148.575.634.039	215.044.236.535	2.363.619.870.574

ARTÍCULO 2° — Estímase en la suma de pesos un billón ochocientos ochenta y dos mil ochocientos dieciocho millones cuatrocientos noventa y seis mil trescientos dos ($ 1.882.818.496.302) el cálculo de recursos corrientes y de capital de la administración nacional de acuerdo con el resumen que se indica a continuación y el detalle que figura en la planilla anexa N° 8 al presente artículo

Recursos corrientes	1.879.131.112.920
Recursos de capital	3.687.383.382
Total	1.882.818.496.302

ARTÍCULO 3° — Fíjanse en la suma de pesos quinientos trece mil setecientos ochenta y cinco millones ochocientos sesenta y tres mil setecientos cuarenta y cinco ($ 513.785.863.745) los importes correspondientes a los gastos figurativos para transacciones corrientes y de capital de la administración nacional, quedando en consecuencia establecido el financiamiento por contribuciones figurativas de la administración nacional en la misma suma, según el detalle que figura en las planillas anexas números 9 y 10 que forman parte del presente artículo.

ARTÍCULO 4° — Como consecuencia de lo establecido en los artículos 1°, 2° y 3°, el resultado financiero deficitario queda estimado en la suma de pesos cuatrocientos ochenta mil ochocientos un millones trescientos setenta y cuatro mil doscientos setenta y dos ($ 480.801.374.272). Asimismo, se indican a continuación las fuentes de financiamiento y las aplicaciones financieras que se detallan en las planillas 11, 12, 13, 14 y 15 anexas al presente artículo:

Fuentes de Financiamiento	1.735.634.599.305
- Disminución de la inversión financiera	8.386.160.351
- Endeudamiento público e incremento de otros pasivos	1.727.248.438.954

Aplicaciones Financieras	1.254.833.225.033
- Inversión financiera	212.332.022.405
- Amortización de deuda y disminución de otros pasivos	1.042.501.202.628

Fíjase en la suma de pesos nueve mil ciento cincuenta y tres millones doscientos cincuenta y dos mil seiscientos diez ($ 9.153.252.610) el importe correspondiente a gastos figurativos para aplicaciones financieras de la administración nacional, quedando en consecuencia establecido el financiamiento por contribuciones figurativas para aplicaciones financieras de la administración nacional en la misma suma.

ARTÍCULO 5° — El jefe de Gabinete de Ministros, a través de decisión administrativa, distribuirá los créditos de la presente ley como mínimo a nivel de las partidas limitativas que se establezcan en la citada decisión y en las aperturas programáticas o categorías equivalentes que estime pertinentes.
Asimismo en dicho acto el jefe de Gabinete de Ministros podrá determinar las facultades para disponer reestructuraciones presupuestarias en el marco de las competencias asignadas por la Ley de Ministerios (texto ordenado por decreto 438/92) y sus modificaciones.

ARTÍCULO 6° — Salvo decisión fundada del jefe de Gabinete de Ministros no se podrán aprobar incrementos en los cargos y horas de cátedra que excedan los totales fijados en el presente artículo para la administración Nacional. El jefe de Gabinete de Ministros, de conformidad con las necesidades de estructura y dotaciones de las respectivas áreas establecidas por el Ministerio de Modernización, procederá a distribuir para cada jurisdicción, organismo descentralizado e institución de la seguridad social los cargos que correspondan.
Exceptúase de dicha limitación a los cargos correspondientes al Sistema Nacional de Ciencia, Tecnología e Innovación, determinado por la ley 25.467.

Planta permanente	376.120	Cargos
Planta temporaria	14.622	Cargos
Horas de cátedra	302.139	Horas

ARTÍCULO 7° — No se podrán cubrir los cargos vacantes financiados existentes a la fecha de sanción de la presente ley, ni los que se produzcan con posterioridad, sin la previa autorización del Jefe de Gabinete de Ministros. Las decisiones administrativas que se dicten en tal sentido tendrán vigencia durante el presente ejercicio fiscal y el siguiente para los casos en que las vacantes descongeladas no hayan

podido ser cubiertas.
Quedan exceptuados de lo previsto precedentemente los cargos correspondientes a las autoridades superiores de la administración pública nacional, y al personal científico y técnico de los organismos indicados en el inciso a) del artículo 14 de la ley 25.467.

ARTÍCULO 8° — Autorízase al Jefe de Gabinete de Ministros, previa intervención del Ministerio de Hacienda y Finanzas Públicas, a introducir ampliaciones en los créditos presupuestarios aprobados por la presente ley y a establecer su distribución en la medida en que las mismas sean financiadas con incremento de fuentes de financiamiento originadas en préstamos de organismos financieros internacionales de los que la Nación forme parte y los originados en acuerdos bilaterales país-país y los provenientes de la autorización conferida por el artículo 34 de la presente ley, con la condición de que su monto se compense con la disminución de otros créditos presupuestarios financiados con Fuentes de Financiamiento 15 - Crédito Interno y 22 - Crédito Externo.

ARTÍCULO 9° — El Jefe de Gabinete de Ministros, previa intervención del Ministerio de Hacienda y Finanzas Públicas, podrá disponer ampliaciones en los créditos presupuestarios de la administración central, de los organismos descentralizados e instituciones de la seguridad social, y su correspondiente distribución, financiados con incremento de los recursos con afectación específica, recursos propios, transferencias de entes del sector público nacional, donaciones y los remanentes de ejercicios anteriores que por ley tengan destino específico.

ARTÍCULO 10. — Las facultades otorgadas por la presente ley al Jefe de Gabinete de Ministros podrán ser asumidas por el Poder Ejecutivo nacional, en su carácter de responsable político de la administración general del país y en función de lo dispuesto por el inciso 10 del artículo 99 de la Constitución Nacional.

CAPÍTULO II

De las normas sobre gastos

ARTÍCULO 11. — Autorízase, de conformidad con lo dispuesto en el artículo 15 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional, 24.156 y sus modificaciones, la contratación de obras o adquisición de bienes y servicios cuyo plazo de ejecución exceda el ejercicio financiero 2017 de acuerdo con el detalle obrante en la planillas anexas A y B al presente artículo.
Las contrataciones autorizadas por el presente artículo podrán desarrollarse mediante el régimen nacional de asociación público-privada, o el marco legal que al respecto se determine.
Facúltase al Jefe de Gabinete de Ministros a efectuar las reestructuraciones presupuestarias necesarias a fin de incorporar las asignaciones dispuestas para el ejercicio financiero 2017 en la planilla B anexa al presente artículo.

ARTÍCULO 12. — Fíjase como crédito para financiar los gastos de funcionamiento, inversión y programas especiales de las universidades nacionales la suma de pesos setenta y cinco mil quinientos sesenta y un millones quinientos ochenta y dos mil setecientos diecisiete ($ 75.561.582.717), de acuerdo con el detalle de la planilla anexa al presente artículo.
Dispónese que el Jefe de Gabinete de Ministros efectuará, en forma adicional a la dispuesta en el párrafo precedente, la distribución obrante en la planilla B anexa al presente artículo por la suma total de pesos

mil veintiocho millones seiscientos setenta mil ($ 1.028.670.000).
Las universidades nacionales deberán presentar ante la Secretaría de Políticas Universitarias del Ministerio de Educación y Deportes, la información necesaria para asignar, ejecutar y evaluar los recursos que se le transfieran por todo concepto. El citado ministerio podrá interrumpir las transferencias de fondos en caso de incumplimiento en el envío de dicha información, en tiempo y forma.
El presupuesto aprobado por cada universidad para el ejercicio fiscal deberá indicar la clasificación funcional de Educación, Salud y Ciencia y Técnica. La ejecución presupuestaria y contable así como la cuenta de inversión deberá considerar el clasificador funcional.
Las plantas de personal docente y no docente sobre las cuales se aplicarán los aumentos salariales en el año 2017 serán las vigentes a la fecha de promulgación de la presente ley, salvo los aumentos de las plantas aprobadas y autorizadas por la Secretaría de Políticas Universitarias, según la reglamentación que establezca el Ministerio de Educación y Deportes.

ARTÍCULO 13. — Apruébanse para el presente ejercicio, de acuerdo con el detalle obrante en la planilla anexa a este artículo, los flujos financieros y el uso de los fondos fiduciarios integrados total o mayoritariamente por bienes y/o fondos del Estado nacional, en cumplimiento de lo establecido por el artículo 2°, inciso a) de la ley 25.152. El Jefe de Gabinete de Ministros deberá presentar informes trimestrales a ambas Cámaras del Honorable Congreso de la Nación sobre el flujo y uso de los fondos fiduciarios, detallando en su caso las transferencias realizadas y las obras ejecutadas y/o programadas, así como todas las operaciones que se realicen con fuentes y aplicaciones financieras. La información mencionada deberá presentarse individualizada para cada uno de los fondos fiduciarios existentes.

ARTÍCULO 14. — Asígnase durante el presente ejercicio la suma de pesos dos mil seiscientos seis millones trescientos noventa y nueve mil ($ 2.606.399.000) como contribución destinada al Fondo Nacional de Empleo (FNE) para la atención de programas de empleo del Ministerio de Trabajo, Empleo y Seguridad Social.

ARTÍCULO 15. — El Estado nacional toma a su cargo las obligaciones generadas en el Mercado Eléctrico Mayorista (MEM) por aplicación de la resolución 406 de fecha 8 de setiembre de 2003 de la Secretaría de Energía, correspondientes a las acreencias de Nucleoeléctrica Argentina Sociedad Anónima (NASA), de la Entidad Binacional Yacyretá, de las regalías a las provincias de Corrientes y Misiones por la generación de la Entidad Binacional Yacyretá y a los excedentes generados por el Complejo Hidroeléctrico de Salto Grande, estos últimos en el marco de las leyes 24.954 y 25.671, por las transacciones económicas realizadas hasta el 31 de diciembre de 2017.
El Estado nacional a través de la Secretaría de Energía Eléctrica del Ministerio de Energía y Minería, en consulta a las jurisdicciones provinciales y sus entes reguladores, determinará las diferencias de ingresos percibidos por las distribuidoras nacionales, provinciales y municipales con motivo de la ejecución del Programa de Convergencia de Tarifas Eléctricas y Reafirmación del Federalismo en la república Argentina, correspondientes a cualquiera de los ejercicios en los que hubiera estado vigente, comparados con los ingresos que les hubieran correspondido de haberse aplicado el pliego de concesión. Cumplidas por las beneficiarias las condiciones exigidas en dicho Programa para habilitar los desembolsos, el Poder Ejecutivo nacional instruirá a la Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima (CAMMESA) a los fines de la aplicación del crédito determinado en el párrafo inicial del presente artículo a la cancelación de deudas que las distribuidoras del servicio público de electricidad de las jurisdicciones pertinentes tuvieran con CAMMESA, según corresponda, por la compra de energía eléctrica en el Mercado Eléctrico Mayorista (MEM) sujeto a la declinación por parte de las mismas, de

cualquier reclamo judicial o administrativo relacionado a dicho programa.
Asimismo, el Estado nacional podrá contemplar las obligaciones que mantengan con el Mercado Eléctrico Mayorista (MEM) las empresas distribuidoras a las que no se le hubiesen reconocido ingresos, beneficios o inversiones efectivamente realizadas.
La presente autorización regirá hasta un monto máximo equivalente a las deudas que las distribuidoras del servicio público de electricidad de las jurisdicciones pertinentes tuvieran con CAMMESA.

ARTÍCULO 16. — Asígnase al Fondo Nacional para el Enriquecimiento y la Conservación de los Bosques Nativos, en virtud de lo establecido por el artículo 31 de la ley 26.331, un monto de pesos doscientos setenta millones ($ 270.000.000) y para el Programa Nacional de Protección de los Bosques Nativos un monto de pesos veintisiete millones trescientos mil ($ 27.300.000).
Facúltase al jefe de Gabinete de Ministros, previa intervención del Ministerio de Hacienda y Finanzas Públicas, a ampliar en pesos trescientos millones ($ 300.000.000) los montos establecidos en el párrafo precedente, en el marco de la mencionada ley.
Establécese en forma adicional para el Ejercicio 2017 una asignación de pesos mil doscientos noventa millones ($1.290.000.000), con destino a la función Ciencia y Técnica, de los cuales se asignarán pesos setecientos millones ($ 700.000.000) al Ministerio de Ciencia, Tecnología e Innovación Productiva, pesos ciento cincuenta millones ($ 150.000.000) a la Comisión Nacional de Actividades Espaciales destinados a cumplir compromisos asumidos con INVAP S.E., pesos trescientos millones ($ 300.000.000) al Instituto Nacional de Tecnología Agropecuaria, pesos cien millones ($ 100.000.000) al Consejo Nacional de Investigaciones Científicas y Técnicas (CONICET) y pesos cuarenta millones ($ 40.000.000) a la Fundación Miguel Lillo. De los pesos setecientos millones ($ 700.000.000) que se asignen al Ministerio de Ciencia, Tecnología e Innovación Productiva, pesos cincuenta millones ($ 50.000.000) corresponderán al Programa Nacional de Investigación e Innovación Productiva en Espacios Marítimos Argentinos (PROMAR).
Establécese para el Ejercicio 2017 una asignación de pesos cuatro mil quinientos millones ($ 4.500.000.000), con destino al Ministerio de Interior, Obras Públicas y Vivienda, de los cuales se asignarán pesos mil doscientos treinta y tres millones ($ 1.233.000.000) al Programa 73 - Recursos Hídricos y pesos tres mil doscientos sesenta y siete millones ($ 3.267.000.000) al Ente Nacional de Obras hídricas de Saneamiento, según la planilla anexa al presente artículo.
Asimismo, asígnese la suma de pesos cincuenta millones ($ 50.000.000) a la Secretaría de Derechos Humanos de la Nación; que se destinarán al Area de Fortalecimiento de Procesos Judiciales contra Delitos de Lesa Humanidad y al Archivo Nacional de la Memoria; la suma de pesos sesenta y siete millones ($ 67.000.000) al Consejo Nacional de Coordinación de Políticas Sociales, de los cuales se destinará la suma de pesos veinte millones ($ 20.000.000) a atender las actividades del Consejo Nacional de las Mujeres y la suma de pesos cuarenta y siete millones ($ 47.000.000) destinados al Plan Nacional de Acción para la Prevención, Asistencia y Erradicación de la Violencia contra las Mujeres; la suma de pesos cuarenta millones ($ 40.000.000) a la Comisión Nacional de Evaluación y Acreditación Universitaria (CONEAU); la suma de pesos ciento setenta millones ($ 170.000.000) para el Programa Casas de Atención y Acompañamiento Comunitario (CAACS) dependiente de la Secretaría de la Programación para la Prevención de la Drogadicción y la lucha contra el Narcotráfico (SEDRONAR); para la Jurisdicción 01 - Poder Legislativo Nacional la suma de pesos quinientos cincuenta millones ($ 550.000.000); al Ministerio de Turismo la suma de pesos cuarenta millones ($ 40.000.000) y la suma de pesos dos millones ($ 2.000.000) al Museo del Holocausto Buenos Aires.
Facúltase al jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias a fin de dar cumplimiento a lo establecido en los párrafos precedentes.

ARTÍCULO 17. — Autorízase al Poder Ejecutivo nacional, a través del Ministerio de Transporte de la Nación, a instrumentar los mecanismos correspondientes, a los fines de cubrir las necesidades financieras de Aerolíneas Argentinas Sociedad Anónima y Austral Líneas Aéreas - Cielos Del Sur Sociedad Anónima y sus controladas, hasta el 31 de diciembre de 2017.
El monto de las asistencias a realizarse deberá considerarse como transferencias corrientes y de capital según corresponda, con obligación de rendir cuentas de su aplicación al Ministerio de Transporte. La Auditoría General de la Nación fiscalizará, evaluará y emitirá dictamen sobre las rendiciones de cuentas de los fondos transferidos, autorizados por el presente artículo.

ARTÍCULO 18. — Establécese que los recursos destinados al Fondo Nacional de Incentivo Docente y al Programa Nacional de Compensación Salarial Docente no serán inferiores a los fondos asignados en la ley 27.198. El Poder Ejecutivo nacional determinará los mecanismos de distribución que permitan asegurar el cumplimiento de los objetivos y metas de la ley 26.206 de educación nacional.

ARTÍCULO 19. — Establécese la vigencia para el ejercicio fiscal 2017 del artículo 7° de la ley 26.075, en concordancia con lo dispuesto en el artículo 9° y 11 de la ley 26.206, teniendo en mira los fines y objetivos de la política educativa nacional y asegurando la coparticipación automática de los recursos a los municipios para cubrir gastos estrictamente ligados a la finalidad y función educación.

CAPÍTULO III

De las normas sobre recursos

ARTÍCULO 20. — Dispónese el ingreso como contribución al Tesoro nacional de la suma de pesos un mil novecientos cincuenta y dos millones novecientos setenta y ocho mil ochocientos cincuenta ($ 1.952.978.850) de acuerdo con la distribución indicada en la planilla anexa al presente artículo. El Jefe de Gabinete de Ministros establecerá el cronograma de pagos.

ARTÍCULO 21. — Fíjase en la suma de pesos doscientos ocho millones cuarenta y tres mil ochocientos setenta y cinco ($ 208.043.875) el monto de la tasa regulatoria según lo establecido por el primer párrafo del artículo 26 de la ley 24.804, ley nacional de la actividad nuclear.

ARTÍCULO 22. — Prorrógase para el Ejercicio 2017 lo dispuesto en el artículo 22 de la ley 27.198.

ARTÍCULO 23. — Sustitúyese el artículo 98 de la ley 11.672 - Complementaria Permanente de Presupuesto (t.o. 2014) por el siguiente:
Artículo 98: Las personas físicas y jurídicas sujetas a actividades de fiscalización y control de normas técnicas y de seguridad en materia de fraccionamiento y comercialización de gas licuado de petróleo, de transporte por ducto de hidrocarburos líquidos y derivados, y sujetas a controles de calidad de los combustibles por parte de la Secretaría de Recursos Hidrocarburíferos dependiente del Ministerio de Energía y Minería abonarán las tasas de control que se establecen a continuación:
a) Las personas físicas y jurídicas que se dedican al fraccionamiento de gas licuado de petróleo deberán abonar una tasa de control de hasta pesos ocho ($ 8) por tonelada de gas licuado de petróleo adquirida en el mercado interno o importada;
b) Las empresas productoras y/o refinadoras, importadoras inscriptas en los registros a cargo de la autoridad de aplicación de la ley 17.319 abonarán una tasa de control de calidad de combustibles

conforme se establece a continuación:
1) Las empresas productoras y/o refinadoras e importadoras de nafta y gasoil abonarán mensualmente, en carácter de sujetos pasivos, una tasa de control de calidad de los combustibles de hasta pesos dos milésimos ($ 0,002) por litro producido o importado.
2) Las empresas productoras y/o refinadoras importadoras de bioetanol y biodiesel abonarán anualmente, en carácter de sujetos pasivos, una tasa de control de calidad de los combustibles de hasta pesos dos milésimos ($ 0,002) por litro producido o importado.
3) Las empresas productoras, refinadoras, elaboradoras, comercializadoras, distribuidoras e importadoras de biogas abonarán anualmente en carácter de sujetos pasivos una tasa de control de calidad de los combustibles de hasta pesos dos milésimos ($ 0,002) por metro cúbico producido o importado.
c) Las firmas productoras, concesionarias de transporte de hidrocarburos líquidos y derivados deberán abonar anualmente y por adelantado una tasa de control de la actividad de cero coma treinta y cinco por ciento (0,35 %) de los ingresos estimados para la prestación del servicio del transporte.
El producido de las tasas a que se refiere el párrafo anterior constituirá un recurso con afectación específica administrado por el Ministerio de Energía y Minería, facultando al señor jefe de Gabinete de Ministros a realizar las adecuaciones que permitan su incorporación al presupuesto de la administración nacional.
El Ministerio de Energía y Minería a través de la Secretaría de Recursos Hidrocarburíferos determinará el monto de las tasas a que se refieren los incisos a), b) y c) del presente artículo y establecerá las normas y plazos para su percepción.

ARTÍCULO 24. — Sustitúyese el inciso b), del artículo 24 de la ley 25.997, por el siguiente:
b) El producto del siete por ciento (7%) del precio de los pasajes aéreos y marítimos al exterior, y los fluviales al exterior, conforme lo determine la reglamentación, vendidos o emitidos en el país y los vendidos o emitidos en el exterior para residentes argentinos en viajes que se inicien en el territorio nacional.

CAPÍTULO IV

De los cupos fiscales

ARTÍCULO 25. — Establécese para el Ejercicio 2017 un cupo fiscal de dólares estadounidenses un mil ochocientos millones (U$S 1.800.000.000) para ser asignado a los beneficios promocionales previstos en el artículo 9° de la ley 26.190 y su modificatoria 27.191, y en el artículo 14 de la última ley citada. La autoridad de aplicación de las leyes mencionadas asignará el cupo fiscal de acuerdo con el procedimiento establecido al efecto. Los beneficios promocionales se aplicarán en pesos, conforme lo establecido por la autoridad de aplicación. Lo previsto en el presente artículo es sin perjuicio de lo establecido en el último párrafo del artículo 1° del decreto 882, del 21 de julio de 2016.

ARTÍCULO 26. — Fíjase el cupo anual al que se refiere el artículo 3° de la ley 22.317, en la suma de pesos quinientos noventa millones ($ 590.000.000), de acuerdo con el siguiente detalle:
a) Pesos doscientos diez millones ($ 210.000.000) para el Instituto Nacional de Educación Tecnológica;
b) Pesos ciento veinte millones ($ 120.000.000) para la Secretaría de Emprendedores y de la Pequeña y Mediana Empresa del Ministerio de Producción;
c) Pesos doscientos sesenta millones ($ 260.000.000) para el Ministerio de Trabajo, Empleo y Seguridad

Social.

ARTÍCULO 27. — Fíjase el cupo anual establecido en el artículo 9°, inciso b), de la ley 23.877 en la suma de pesos ciento veinte millones ($ 120.000.000).
La autoridad de aplicación de la ley 23.877 distribuirá el cupo asignado para la operatoria establecida con el objeto de contribuir a la financiación de los costos de ejecución de proyectos de investigación y desarrollo en las áreas prioritarias de acuerdo con el decreto 270 de fecha 11 de marzo de 1998 y para financiar proyectos en el marco del Programa de Fomento a la Inversión de Capital de Riesgo en Empresas de las Áreas de Ciencia, Tecnología e Innovación Productiva, según lo establecido por el decreto 1.207 de fecha 12 de setiembre de 2006.

CAPÍTULO V

De la cancelación de deudas de origen previsional

ARTÍCULO 28. — Establécese como límite máximo la suma de pesos treinta y un mil ochocientos dieciséis millones quinientos seis mil cuatrocientos ($ 31.816.506.400) destinada al pago de deudas previsionales reconocidas en sede judicial y administrativa y aquellas deudas previsionales establecidas en los acuerdos transaccionales celebrados en el marco de la ley 27.260, de acuerdo a lo estipulado en el artículo 7°, puntos a) y b) de la misma ley, como consecuencia de retroactivos originados en ajustes practicados en las prestaciones del Sistema Integrado Previsional Argentino a cargo de la Administración Nacional de la Seguridad Social, organismo descentralizado en el ámbito del Ministerio de Trabajo, Empleo y Seguridad Social.

ARTÍCULO 29. — Autorízase al Jefe de Gabinete de Ministros, previa intervención del Ministerio de Hacienda y Finanzas Públicas, a ampliar el límite establecido en el artículo 28 de la presente ley para la cancelación de deudas previsionales reconocidas en sede judicial y administrativa y aquellas deudas previsionales establecidas en los acuerdos transaccionales celebrados en el marco de la ley 27.260, de acuerdo a lo estipulado en el artículo 7°, puntos a) y b) de la misma ley como consecuencia de retroactivos originados en ajustes practicados en las prestaciones del Sistema Integrado Previsional Argentino a cargo de la Administración Nacional de la Seguridad Social, en la medida en que el cumplimiento de dichas obligaciones así lo requiera. Autorízase al Jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias a fin de dar cumplimiento al presente artículo.

ARTÍCULO 30. — Establécese como límite máximo la suma de pesos dos mil setecientos cincuenta y seis millones setecientos veintinueve mil ciento ochenta y nueve ($ 2.756.729.189), destinada al pago de deudas previsionales reconocidas en sede judicial por la parte que corresponda abonar en efectivo por todo concepto, como consecuencia de retroactivos originados en ajustes practicados en las prestaciones correspondientes a retirados y pensionados de las Fuerzas Armadas y Fuerzas de Seguridad, incluido el Servicio Penitenciario Federal, de acuerdo con el siguiente detalle:

Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares	1.329.918.189

Caja de retiros, jubilaciones y pensiones de la Policía Federal Argentina	998.000.000
Servicio Penitenciario Federal	50.000.000
Gendarmería Nacional	360.811.000
Prefectura Naval Argentina	18.000.000
Total	2.756.729.189

Autorízase al jefe de Gabinete de Ministros a ampliar el límite establecido en el presente artículo para la cancelación de deudas previsionales, reconocidas en sede judicial y administrativa como consecuencia de retroactivos originados en ajustes practicados en las prestaciones correspondientes a retirados y pensionados de las fuerzas armadas y fuerzas de seguridad, incluido el Servicio Penitenciario Federal, cuando el cumplimiento de dichas obligaciones así lo requiera.

Autorízase al jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias a fin de dar cumplimiento al presente artículo.

ARTÍCULO 31. — Los organismos a que se refieren el artículo 30 de la presente ley deberán observar, para la cancelación de las deudas previsionales, el orden de prelación estricto que a continuación se detalla:

a) Sentencias notificadas en períodos fiscales anteriores y aún pendientes de pago;

b) Sentencias notificadas en el año 2017.

En el primer caso se dará prioridad a los beneficiarios de mayor edad.

Agotadas las sentencias notificadas en períodos anteriores al año 2017, se atenderán aquellas incluidas en el inciso b), respetando estrictamente el orden cronológico de notificación de las sentencias definitivas.

CAPÍTULO VI

De las jubilaciones y pensiones

ARTÍCULO 32. — Establécese, a partir de la fecha de vigencia de la presente ley, que la participación del Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares, referida en los artículos 18 y 19 de la ley 22.919, no podrá ser inferior al cuarenta y seis por ciento (46%) del costo de los haberes remunerativos de retiro, indemnizatorios y de pensión de los beneficiarios.

ARTÍCULO 33. — Prorróganse por diez (10) años a partir de sus respectivos vencimientos las pensiones otorgadas en virtud de la ley 13.337 que hubieran caducado o caduquen durante el presente ejercicio.

Prorróganse por diez (10) años a partir de sus respectivos vencimientos las pensiones graciables que fueran otorgadas por la ley 26.198.

Las pensiones graciables prorrogadas por la presente ley, las que se otorgaren y las que hubieran sido prorrogadas por las leyes 23.990, 24.061, 24.191, 24.307, 24.447, 24.624, 24.764, 24.938, 25.064, 25.237, 25.401, 25.500, 25.565, 25.725, 25.827, 25.967, 26.078, 26.198, 26.337, 26.422 y 26.546, prorrogada en los términos del decreto 2.053 de fecha 22 de diciembre de 2010 y complementada por el decreto 2.054 del 22 de diciembre de 2010, por la ley 26.728, por la ley 26.784, por la ley 26.895, por la ley 27.008 y por la ley 27.198 deberán cumplir con las condiciones indicadas a continuación:

a) No ser el beneficiario titular de un bien inmueble cuya valuación fiscal fuere equivalente o superior a pesos cien mil ($ 100.000);

b) No tener vínculo hasta el cuarto grado de consanguinidad o segundo de afinidad con el legislador solicitante;

c) No podrán superar en forma individual o acumulativa la suma equivalente a una (1) jubilación mínima del Sistema Integrado Previsional Argentino y serán compatibles con cualquier otro ingreso siempre que, la suma total de estos últimos, no supere dos (2) jubilaciones mínimas del referido sistema.

En los supuestos en que los beneficiarios sean menores de edad, con excepción de quienes tengan capacidades diferentes, las incompatibilidades serán evaluadas con relación con sus padres, cuando ambos convivan con el menor. En caso de padres separados de hecho o judicialmente, divorciados o que hayan incurrido en abandono del hogar, las incompatibilidades sólo serán evaluadas con relación al progenitor que cohabite con el beneficiario.

En todos los casos de prórrogas aludidos en el presente artículo, la autoridad de aplicación deberá mantener la continuidad de los beneficios hasta tanto se comprueben fehacientemente las incompatibilidades mencionadas. En ningún caso, se procederá a suspender los pagos de las prestaciones sin previa notificación o intimación para cumplir con los requisitos formales que fueren necesarios.

Las pensiones graciables que hayan sido dadas de baja por cualquiera de las causales de incompatibilidad serán rehabilitadas una vez cesados los motivos que hubieran dado lugar a su extinción, siempre que las citadas incompatibilidades dejaren de existir dentro del plazo establecido en la ley que las otorgó.

CAPÍTULO VII

De las operaciones de crédito público

ARTÍCULO 34. — Autorízase, de conformidad con lo dispuesto por el artículo 60 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional, 24.156 y sus modificaciones, a los entes que se mencionan en la planilla anexa al presente artículo a realizar operaciones de crédito público por los montos, especificaciones y destino del financiamiento indicados en la referida planilla.

Los importes indicados en la misma corresponden a valores efectivos de colocación. El uso de esta autorización deberá ser informado de manera fehaciente y detallada a ambas Cámaras del Honorable Congreso de la Nación, dentro del plazo de treinta (30) días de efectivizada la operación de crédito público.

El Ministerio de Hacienda y Finanzas Publicas deberá presentar al Congreso Nacional dentro de los treinta (30) días de promulgada la presente ley los lineamientos del programa financiero estimado a cubrir bajo la presente autorización de endeudamiento, detallando todos los servicios por mes, tipo de deuda, moneda y tenencia de dichos instrumentos —sector privado, sector externo y tenencia intra sector público—. Dichos lineamientos constituirán pautas generales sobre los esquemas de financiamiento que

podrían ser utilizados en base a la información disponible en la fecha de la presente ley. Asimismo, deberá publicar trimestralmente los avances, actualizaciones y modificaciones a dicho programa financiero.
El órgano responsable de la coordinación de los sistemas de administración financiera realizará las operaciones de crédito público correspondientes a la administración central.
El Ministerio de Hacienda y Finanzas Públicas podrá efectuar modificaciones a las características detalladas en la mencionada planilla a los efectos de adecuarlas a las posibilidades de obtención de financiamiento, lo que deberá informarse de la misma forma y modo establecidos en el segundo párrafo.

ARTÍCULO 35. — Derógase el decreto dictado en acuerdo general de ministros 906 del 20 de julio de 2004.

ARTÍCULO 36. — Fíjanse en la suma de pesos doscientos setenta mil millones ($ 270.000.000.000) y en la suma de pesos cincuenta mil millones ($ 50.000.000.000) los montos máximos de autorización a la Tesorería General de la Nación dependiente de la Subsecretaría de Presupuesto de la Secretaría de Hacienda y Finanzas Públicas del Ministerio de Hacienda y Finanzas Públicas y a la Administración Nacional de la Seguridad Social (ANSES), respectivamente, para hacer uso transitoriamente del crédito a corto plazo a que se refieren los artículos 82 y 83 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional 24.156 y sus modificaciones.

ARTÍCULO 37. — Facúltase a la Secretaría de Hacienda del Ministerio de Hacienda y Finanzas Públicas a la emisión y colocación de Letras del Tesoro a plazos que no excedan el ejercicio financiero hasta alcanzar un importe en circulación del valor nominal de pesos diecinueve mil millones ($ 19.000.000.000), o su equivalente en otras monedas, a los efectos de ser utilizadas como garantía por las adquisiciones de combustibles líquidos y gaseosos, la importación de energía eléctrica, la adquisición de aeronaves, así como también de componentes extranjeros y bienes de capital de proyectos y obras públicas nacionales, realizadas o a realizarse.
Dichos instrumentos podrán ser emitidos en la moneda que requiera la constitución de las citadas garantías, rigiéndose la emisión, colocación, liquidación y registro de las mismas, por lo dispuesto en el artículo 82 del anexo al decreto 1.344, de fecha 4 de octubre de 2007. En forma previa a la emisión de las mismas, deberá estar comprometida la partida presupuestaria asignada a los gastos garantizados.
Facúltase a la Secretaría de Hacienda del Ministerio de Hacienda y Finanzas Públicas a disponer la aplicación de las citadas partidas presupuestarias a favor del Estado nacional, ante la eventual realización de las garantías emitidas en virtud del presente artículo, y asimismo, a dictar las normas aclaratorias, complementarias y de procedimiento relacionadas con las facultades otorgadas en el mismo.

ARTÍCULO 38. — Facúltase al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera del Sector Público Nacional a realizar operaciones de crédito público adicionales a las autorizadas en el artículo 34 de la presente ley, con el fin de disponer un aporte de capital a favor del Fondo Fiduciario del Programa de Crédito Argentino del Bicentenario para la Vivienda Única Familiar (Pro.Cre.Ar. Bicentenario) por un importe de pesos diez mil quinientos millones ($ 10.500.000.000), mediante la emisión de Letras del Tesoro a dos (2) años de plazo, en los términos y condiciones que fije el Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera del Sector Público Nacional.
Facúltase al jefe de Gabinete de Ministros, en la medida en que se perfeccione el uso de la presente autorización, a realizar las ampliaciones presupuestarias correspondientes a fin de posibilitar la ejecución

de las mismas.

ARTÍCULO 39. — Mantiénese durante el Ejercicio 2017 la suspensión dispuesta en el artículo 1° del decreto 493, de fecha 20 de abril de 2004.

ARTÍCULO 40. — Dentro del monto autorizado para la Jurisdicción 90 - Servicio de la Deuda Pública, se incluye la suma de pesos trescientos millones ($ 300.000.000) destinada a la atención de las deudas referidas en los incisos b) y c) del artículo 7° de la ley 23.982.

ARTÍCULO 41. — Mantiénese el diferimiento de los pagos de los servicios de la deuda pública del gobierno nacional dispuesto en el artículo 41 de la ley 27.198, hasta la finalización del proceso de reestructuración de la totalidad de la deuda pública contraída originalmente con anterioridad al 31 de diciembre de 2001, o en virtud de normas dictadas antes de esa fecha.

ARTÍCULO 42. — Autorízase al Poder Ejecutivo nacional, a través del Ministerio de Hacienda y Finanzas Públicas, a proseguir con la normalización de los servicios de la deuda pública referida en el artículo 41 de la presente ley, en los términos del artículo 65 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional 24.156, y sus modificaciones o de la ley 27.249 de Normalización de la Deuda Pública y de Recuperación del Crédito, quedando facultado el Poder Ejecutivo nacional para continuar con las negociaciones y realizar todos aquellos actos necesarios para su conclusión.
El Ministerio de Hacienda y Finanzas Públicas informará trimestralmente al Honorable Congreso de la Nación el avance de las tratativas y los acuerdos a los que se arribe durante el proceso de negociación.
Dicho informe deberá incorporar una base de datos actualizada en la que se identifiquen los acuerdos alcanzados, los procesos judiciales o arbitrales terminados, los montos de capital y los montos cancelados o a cancelar en cada acuerdo y el nivel de ejecución de la autorización del nivel de endeudamiento que se otorga a través del artículo 7° de la ley 27.249 de Normalización de la Deuda Pública y de Recuperación del Crédito.
Además, deberán acompañarse copias certificadas de los acuerdos alcanzados, así como su traducción al idioma español en caso de corresponder.
Con igual periodicidad, el Ministerio de Hacienda y Finanzas Públicas deberá informar el avance de la gestión tendiente a la normalización del servicio de los títulos públicos emitidos en el marco de la reestructuración de la deuda pública dispuesta por los decretos 1.735 del 9 de diciembre de 2004 y 563 del 26 de abril de 2010.
Los pronunciamientos judiciales firmes, emitidos contra las disposiciones de la ley 25.561, el decreto 471 de fecha 8 de marzo de 2002, y sus normas complementarias, recaídos sobre dichos títulos, están incluidos en el diferimiento indicado en el artículo 41 de la presente ley.

ARTÍCULO 43. — Facúltase al Ministerio de Hacienda y Finanzas Públicas a establecer las condiciones financieras de reembolso de las deudas de las provincias con el gobierno nacional resultantes de la reestructuración que llevó a cabo el Estado nacional con los representantes de los países acreedores nucleados en el Club de París para la refinanciación de las deudas con atrasos de la República Argentina.
Facúltase al Ministerio de Hacienda y Finanzas Públicas a suscribir con las provincias involucradas los convenios bilaterales correspondientes.

ARTÍCULO 44. — Facúltase al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera a otorgar avales del Tesoro Nacional por las operaciones de crédito público de acuerdo con el detalle obrante en la planilla anexa al presente artículo, y por los montos máximos determinados en la misma o su equivalente en otras monedas, más los montos necesarios para afrontar el pago de intereses y demás accesorios, los que deberán ser cuantificados al momento de la solicitud del aval.

ARTÍCULO 45. — Facúltase al Ministerio de Hacienda y Finanzas Públicas, a través del Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera, a la emisión y entrega de Letras del Tesoro en garantía al Fondo Fiduciario para el Desarrollo de las Energías Renovables (FODER), por cuenta y orden del Ministerio de Energía y Minería, hasta alcanzar un importe máximo de valor nominal de dólares tres mil millones (U$S 3.000.000.000), o su equivalente en otras monedas conforme lo determine dicho órgano coordinador, contra la emisión de certificados de participación por montos equivalentes a las letras cedidas a favor del Ministerio de Energía y Minería, para ser utilizadas como garantía de pago del precio de venta de la central de generación, adquirida conforme lo previsto en los artículos 3° y 4° del decreto dictado en acuerdo general de ministros 882 del 21 de julio de 2016.
Facúltase al Ministerio de Energía y Minería y al Ministerio de Hacienda y Finanzas Públicas a dictar las normas reglamentarias de acuerdo a sus respectivas competencias.
Facúltase al jefe de Gabinete de Ministros a realizar las modificaciones presupuestarias correspondientes a fin de posibilitar la ejecución de las mismas.

ARTÍCULO 46. — Fíjase en pesos ocho mil seiscientos millones ($ 8.600.000.000) el importe máximo de colocación de bonos de consolidación y de bonos de consolidación de deudas previsionales, en todas sus series vigentes, para el pago de las obligaciones contempladas en el artículo 2°, inciso f) de la ley 25.152, las alcanzadas por el decreto 1.318 de fecha 6 de noviembre de 1998 y las referidas en el artículo 127 de la ley 11.672, Complementaria Permanente de Presupuesto (t.o. 2014), por los montos que en cada caso se indican en la planilla anexa al presente artículo. Los importes indicados en la misma corresponden a valores efectivos de colocación.
El Ministerio de Hacienda y Finanzas Públicas podrá realizar modificaciones dentro del monto total fijado en este artículo.

CAPÍTULO VIII

De las relaciones con las provincias

ARTÍCULO 47. — Fíjanse los importes a remitir en forma mensual y consecutiva, durante el presente ejercicio, en concepto de pago de las obligaciones generadas por el artículo 11 del Acuerdo Nación - Provincias, sobre Relación Financiera y Bases de un Régimen de Coparticipación Federal de Impuestos, celebrado entre el Estado nacional, los estados provinciales y la Ciudad Autónoma de Buenos Aires el 27 de febrero de 2002 ratificado por la ley 25.570, destinados a las provincias que no participan de la reprogramación de la deuda prevista en el artículo 8° del citado acuerdo, las que se determinan seguidamente: provincia de La Pampa, pesos tres millones trescientos sesenta y nueve mil cien ($ 3.369.100); provincia de Santa Cruz, pesos tres millones trescientos ochenta mil ($ 3.380.000); provincia de Santiago del Estero, pesos seis millones setecientos noventa y cinco mil ($ 6.795.000); provincia de Santa Fe, pesos catorce millones novecientos setenta mil cien ($ 14.970.100) y provincia de San Luis, pesos cuatro millones treinta y un mil trescientos ($ 4.031.300).

CAPÍTULO IX

Del Régimen Federal de Responsabilidad Fiscal

ARTÍCULO 48. — Durante el ejercicio fiscal 2017, la tasa nominal de incremento del gasto público corriente primario de la Administración Nacional, jurisdicciones provinciales y de la Ciudad Autónoma de Buenos Aires, no podrá superar la tasa acumulada de aumento nominal de producto bruto interno a precios de mercado informado por el INDEC. El Consejo Federal de Responsabilidad Fiscal calculará la tasa nominal de variación del gasto corriente primario ejecutado, base devengado, respecto del ejercicio fiscal anterior o con respecto del año 2015, según corresponda.

ARTÍCULO 49. — En aquellas jurisdicciones que hayan ejecutado resultado primario deficitario para el ejercicio fiscal 2016, deberán adoptar las medidas conducentes a fin de impulsar la convergencia al equilibrio fiscal.
A tales efectos las jurisdicciones provinciales deberán ejecutar en el ejercicio fiscal 2017 una disminución del 10% de dicho resultado, expresado este resultado en porcentaje del PBI.
El Gobierno nacional deberá registrar en el ejercicio 2017 una disminución del diez por ciento (10%) del resultado primario deficitario neto de los fondos que la Administración Nacional deja de percibir por el Acuerdo Nación-Provincias suscripto el 18 de mayo de 2016 ratificado por la ley 27.260 y los fallos de la CSJN en los autos caratulados CSJ 538/2009 (45-S)/CS1 “Santa Fe, Provincia de c/ Estado Nacional s/ acción declarativa de inconstitucionalidad”, CSJ 191/2009 (45-S)/CS1 “San Luis, Provincia de c/ Estado Nacional s/ acción declarativa de inconstitucionalidad y cobro de pesos”, CSJ 786/2013 (49-C)/CS1 “Córdoba Provincia de c/ Estado Nacional y otros/ medida cautelar”, CSJ 538/2009 (45-S) CS1 “Santa Fe, Provincia de c/ Estado Nacional s/ acción declarativa de inconstitucionalidad” y CSJ 1039/2008 (44-S)/CS1 “San Luis, Provincia de c/ Estado Nacional y otra s/ cobro de pesos”, expresado este resultado en porcentaje del PBI.

ARTÍCULO 50. — Las jurisdicciones que hayan alcanzado resultado financiero positivo, gozarán de la eliminación de las autorizaciones de endeudamiento previstas en el artículo 25 de la ley 25.917, en operaciones de crédito público para el financiamiento de obras de infraestructura, con la limitación de que no revierta el signo del resultado.

ARTÍCULO 51. — Podrán efectuarse operaciones de crédito destinadas a financiar el resultado deficitario del ejercicio fiscal 2017 en tanto las respectivas Jurisdicciones Provinciales y la Ciudad Autónoma de Buenos Aires cumplan con la limitación del resultado primario deficitario del artículo 49 de la presente, con la limitación de la variación del gasto corriente primario establecido en el artículo 48 de la presente y con las disposiciones de transparencia del artículo 7° de la ley 25.917.

ARTÍCULO 52. — Suspéndase para el ejercicio fiscal 2017 la aplicación de los artículos 12, 21 primer párrafo, 15 último párrafo y 24 de la ley 25.917 y los artículos 2° y 3° de la ley 25.152.

ARTÍCULO 53. — Prorrógase hasta el 31 de diciembre de 2017 el plazo máximo establecido por el artículo 14 de la ley 26.422.

ARTÍCULO 54. — El Consejo Federal de Responsabilidad Fiscal deberá publicar la información establecida en el artículo 7 de la ley 25.917, de acuerdo a la información suministrada por cada jurisdicción evaluada. Los informes de evaluación de cumplimiento de las reglas deberán ser comunicados al Congreso de la Nación.

ARTÍCULO 55. — Invítase a las provincias y a la Ciudad Autónoma de Buenos Aires a adherir a lo establecido en el presente capítulo.

CAPÍTULO X

Otras disposiciones

ARTÍCULO 56. — Dase por prorrogado todo plazo establecido oportunamente por la Jefatura de Gabinete de Ministros para la liquidación o disolución definitiva de todo ente, organismo, instituto, sociedad o empresa del Estado que se encuentre en proceso de liquidación de acuerdo con los decretos 2.148 de fecha 19 de octubre de 1993 y 1.836 de fecha 14 de octubre de 1994, y cuya prórroga hubiera sido establecida por decisión administrativa.
Establécese como fecha límite para la liquidación definitiva de los entes en proceso de liquidación mencionados en el párrafo anterior el 31 de diciembre de 2017 o hasta que se produzca la liquidación definitiva de los procesos liquidatorios de los entes alcanzados en la presente prórroga, por medio de la resolución del Ministerio de Hacienda y Finanzas Públicas que así lo disponga, lo que ocurra primero.

ARTÍCULO 57. — Modifícase el artículo 15 del decreto dictado en acuerdo general de ministros 1.382 de fecha 9 de agosto de 2012, el que quedará redactado de la siguiente manera:
Artículo 15: Los ingresos provenientes de la enajenación de los inmuebles objeto de la presente medida, de la constitución, transferencia, modificación o extinción de otros derechos reales o personales sobre los mismos y de locaciones, asignaciones o transferencias de su uso, serán afectados un setenta por ciento (70%) a favor de la jurisdicción presupuestaria o entidad que detente su efectiva custodia en virtud del artículo 17 del presente y el treinta por ciento (30%) restante ingresará al Tesoro nacional.
El Tesoro nacional autorizará la apertura de una cuenta recaudadora a los efectos del cumplimiento de lo dispuesto en el presente artículo. Derógase toda otra norma general o especial que se oponga a la presente.
Para el caso en que los actos jurídicos previstos en el párrafo primero se produzcan en el marco de operaciones realizadas a través de fideicomisos o convenios urbanísticos concertados entre la Agencia de Administración de Bienes del Estado nacional y las jurisdicciones locales donde se encuentren ubicados los inmuebles, facúltasela a aplicar el mayor valor obtenido por el cambio de zonificación y/o indicador urbanístico y/u otras estipulaciones que acuerden con éstas, a pagos por obras contratadas tanto por el Estado nacional, provincial y/o municipal, de urbanización, construcción de viviendas, provisión de servicios básicos, mejoramiento de escuelas y/u hospitales públicos, obras viales y/u otros proyectos que impliquen un desarrollo socio ambiental, económico y/o urbano en la propia jurisdicción donde radique el inmueble.

ARTÍCULO 58. — Extiéndanse los plazos previstos en los artículos 2° y 5° de la ley 26.360 y su modificación ley 26.728, para la realización de inversiones en obras de infraestructura, hasta el 31 de diciembre de 2017, inclusive.
Se entenderá que existe principio efectivo de ejecución cuando se hayan realizado erogaciones de fondos asociados al proyecto de inversión entre el 1 de octubre de 2010 y el 31 de octubre de 2017,

ambas fechas inclusive, por un monto no inferior al quince por ciento (15%) de la inversión prevista, aun cuando las obras hayan sido iniciadas entre el 1 de octubre de 2007 y el 30 de septiembre de 2017.

ARTÍCULO 59. — Créase el Fondo Fiduciario para la Vivienda Social, en el ámbito de la Secretaría de Vivienda y Hábitat del Ministerio del Interior, Obras Públicas y Vivienda, con el objeto de financiar los programas vigentes de vivienda social e infraestructura básica, con fondos públicos, privados y de organismos internacionales, multilaterales o trilaterales. El fiduciario será el Banco de la Nación Argentina, que administrará el fondo según las instrucciones de un consejo de administración, cuya conformación y funciones serán establecidas por resolución del citado Ministerio. Las exenciones previstas en el artículo 12 de la ley 24.855, serán de aplicación al fondo y al fiduciario, en sus operaciones relativas al fondo. Facúltase al Jefe de Gabinete de Ministros a aprobar el flujo y uso de fondos para el ejercicio 2017 del mencionado fideicomiso.

ARTÍCULO 60. — Sustitúyese el artículo 101 de la ley 11.672 complementaria permanente de presupuesto (t.o. 2014), sustituido por el artículo 60 de la ley 27.008, por el siguiente:
Artículo 101: El producido de la venta de bienes muebles e inmuebles situados en el exterior, pertenecientes al dominio privado de la Nación y asignados en uso al Ministerio de Relaciones Exteriores y Culto será afectado a la adquisición, en el mismo ámbito, de bienes muebles o inmuebles y/o su construcción y/o equipamiento y/o puesta en valor y/o adecuación integral. Facúltase al señor Jefe de Gabinete de Ministros para efectuar las adecuaciones presupuestarias a que dé lugar el presente artículo.

ARTÍCULO 61. — Deróganse los artículos 106 y 107 de la ley 26.727. Restablécese la vigencia de la ley 25.191 en su redacción original junto con la normativa reglamentaria.
Lo establecido en el párrafo precedente tendrá vigencia a partir del 1° de enero de 2017.

ARTÍCULO 62. — Fíjase el valor del módulo electoral establecido en el artículo 68 bis de la ley 26.215 en la suma de pesos nueve con cuarenta y tres centavos ($ 9,43).

ARTÍCULO 63. — Exímese del pago del derecho de exportación que grava la exportación para consumo de hidrocarburos y sus derivados, combustibles sólidos y lubricantes sintéticos, en el marco de las campañas que anualmente se realizan de acuerdo con lo previsto en la ley 18.513 y el decreto 2.316 de fecha 5 de noviembre de 1990 que, tienen como finalidad el abastecimiento de las bases antárticas.

ARTÍCULO 64. — Incorpórese como recursos con afectación específica al Sistema Federal de Medios y Contenidos Públicos de la Jurisdicción Jefatura de Gabinete de Ministros, los recursos no tributarios y por ventas de bienes y servicios que se generen por las actividades desarrolladas en el Centro Cultural del Bicentenario Néstor Carlos Kirchner, y en el Centro Temático Tecnópolis en cumplimiento de sus funciones.

ARTÍCULO 65. — Facúltase al señor Jefe de Gabinete de Ministros para que en oportunidad de proceder a la distribución administrativa de la presente ley, incorpore los créditos, recursos y cargos correspondientes al Programa 30 - Registro de Armas Secuestradas y Decomisadas, del Servicio Administrativo-Financiero 332 - Ministerio de Justicia y Derechos Humanos, en el organismo descentralizado 208 - Agencia Nacional de Materiales Controlados, actuante en el ámbito del Ministerio de Justicia y Derechos Humanos.

ARTÍCULO 66. — Exímese del pago de los derechos de importación que gravan las importaciones para consumo de material rodante —locomotoras, maquinarias, unidades autopropulsadas y material remolcado—, sistemas de señalamiento y sus componentes, puertas de anden, aparatos de vía, de los repuestos directamente relacionados con dichas mercaderías y de rieles, destinados a proyectos de inversión para el fortalecimiento y mejoramiento del sistema de transporte ferroviario de pasajeros y de cargas, que sean adquiridos por el Estado nacional, las provincias, el Gobierno de la Ciudad Autónoma de Buenos Aires, la Administración de Infraestructuras Ferroviarias Sociedad del Estado (C.U.I.T. 30-71069599-3), la Operadora Ferroviaria Sociedad del Estado (C.U.I.T. 30-71068177-1), Belgrano Cargas y Logística Sociedad Anónima (C.U.I.T. 30-71410144-3) o Subterráneos de Buenos Aires Sociedad del Estado (C.U.I.T. 30-54575831-4). Dichas importaciones estarán también exentas del impuesto al valor agregado. Los beneficios aquí dispuestos regirán para la mercadería expedida con destino final al territorio aduanero por tierra, agua o aire y cargada en el respectivo medio de transporte hasta el día 31 de diciembre de 2017, inclusive. Estas exenciones sólo serán aplicables si las mercaderías fueran nuevas y la industria nacional no estuviere en condiciones de proveerlas, sobre lo cual deberá expedirse el Ministerio de Producción.
La mercadería importada con este beneficio no podrá transferirse a terceros diferentes de los individualizados precedentemente por el término de cinco (5) años contados a partir de la fecha de su libramiento a plaza y deberá afectarse exclusivamente al destino tenido en cuenta para el otorgamiento de los beneficios aquí conferidos, lo que deberá ser acreditado ante la Subsecretaría de Transporte Ferroviario, dependiente de la Secretaría de Gestión de Transporte, del Ministerio de Transporte, cada vez que ésta lo requiera.

ARTÍCULO 67. — Exímese del pago de los derechos de importación, de las tasas por servicios portuarios, aeroportuarios, de estadística y de comprobación que gravan la importación de bienes de capital y de bienes para consumo —y sus repuestos— que sean adquiridos por la Empresa Argentina de Navegación Aérea Sociedad del Estado (E.A.N.A. S.E.) (C.U.I.T. 30-71515195-9) e Intercargo Sociedad Anónima Comercial (Intercargo S.A.C.) (C.U.I.T. 30-53827483-2). Dichas importaciones estarán también exentas del impuesto al valor agregado. Estas exenciones sólo serán aplicables si las mercaderías fueren nuevas y la industria nacional no estuviere en condiciones de proveerlas, sobre lo cual deberá expedirse el Ministerio de Producción. Asimismo, exímese del pago del derecho de importación, de las tasas por servicios portuarios, aeroportuarios, de estadística y de comprobación que gravan el mayor valor que, al momento de su reimportación, tengan las mercaderías que haya exportado temporalmente la Empresa Argentina de Navegación Aérea Sociedad del Estado (E.A.N.A. S.E.) (C.U.I.T. 30-71515195-9) a los efectos de su reparación en el exterior. Todos los beneficios dispuestos en este artículo regirán hasta el día 31 de diciembre de 2017, inclusive.

ARTÍCULO 68. — Exímese del pago de los derechos de importación que gravan las importaciones para consumo de material portuario —balizas, boyas y demás instrumentos de señalamiento, materiales de defensa de costas y muelles—, y de los repuestos directamente relacionados con dichas mercaderías, destinados a proyectos de inversión para el fortalecimiento y mejoramiento del sistema portuario de pasajeros y de cargas, que sean adquiridos por el Estado nacional, las provincias, el Gobierno de la Ciudad Autónoma de Buenos Aires y la Administración General de Puertos Sociedad del Estado (C.U.I.T.: 30-54670628-8). Dichas importaciones estarán también exentas del impuesto al valor agregado. Estas exenciones sólo serán aplicables si las mercaderías fueren nuevas y la industria nacional no estuviere en condiciones de proveerlas, Los beneficios aquí dispuestos regirán hasta el día

31 de diciembre de 2017, inclusive.

ARTÍCULO 69. — Considérense comprendidas dentro del Programa de Inversiones Prioritarias (PIP), en los términos del artículo 27 de la ley 11.672 - complementaria permanente de presupuesto (t.o. 2014) a las obras de infraestructura de transporte que integran los siguientes programas, proyectos y actividades presupuestarios del Ministerio de Transporte: Programa 60 - Formulación y Ejecución de Políticas de Transporte Aerocomercial, Proyecto Modernización del Sistema de Navegación Aérea, Programa 61 - Coordinación de Políticas de Transporte Vial, Proyecto 2 - Mejora del Transporte en el Área Metropolitana y Actividad 14 - Estructuración del Túnel Internacional Paso de Agua Negra; Programa 62 - Modernización de la Red de Transporte Ferroviario, Proyecto 18 - Red de Expresos Regionales (RER), Proyecto 19 Puesta en Valor del Ferrocarril Mitre, Proyecto 23 - Mejoramiento de la Conectividad Ferroviaria a Constitución - FFCC Belgrano Sur (CAP s/N°) - Nuevo, Proyecto 5 - Soterramiento FFCC Sarmiento, Proyecto 20 - puesta en valor San Martín, Proyecto 26 - Renovación de Vías y del Corredor del FFCC Belgrano Cargas y Actividad 14 - Rehabilitación del FFCC Belgrano Cargas, Proyecto Rehabilitación Integral Trenes de Carga, Proyecto Rehabilitación Integral de Trenes de Pasajeros AMBA; del Ministerio del Interior, Obras Públicas y Vivienda: Obras de Infraestructura Energética-Hidroeléctrica Chihuidos I, Los Blancos, Portezuelo del Viento y Potrero del Clavillo, Nuevas Áreas de Riego Río Negro - Colonia Josefa - Negro Muerto, Nuevas Áreas de Riego Chubut - Meseta Intermedia, Nuevas Áreas de Riego Neuquén - Valle Inferior Río Limay, El Tambolar, El Salado Tramo 4 y Acueducto Mandisovi y obras de infraestructura complementarias del Ente Nacional de Obras Hídricas de Saneamiento: Acueducto La Pampa, Acueducto Norte Cisterna y Conexiones Domiciliarias en Catamarca, Sistema de Acueducto Norte, Acueducto Las Tunas, Acueducto del Este - San Luis, Acueducto Formosa, Acueducto El Bolsón, Vallecito Frías, Quirós, San Antonio, Recreo, Esquiú y La Guardia, Dique Quinés, Canal Norte Santa Cruz; del Ministerio de Energía y Minería: Centrales Hidroeléctricas Dr. Néstor Kirchner/Jorge Cepernic - Obra de Infraestructura Energética Cuarta Central Nuclear - Proyecto CAREM en el ámbito de la Comisión Nacional de Energía Atómica, Construcción Usina Termoeléctrica de Río Turbio y de la Dirección Nacional de Vialidad: Programa Presupuestario 42 - Fortalecimiento de la red de Autopistas Regionales, Subprograma 1, Proyecto 3 - Autopista Ruta Nacional 7 de Los Andes - Palmira - Luján de Cuyo, Proyecto 5 - Autopista Ruta Nacional 19: San Francisco-Córdoba-San Francisco-Jeanmarie, Proyecto 6 - Autopista Ruta Nacional 19: San Francisco-Córdoba-Jeanmarie- Arroyito, Proyecto 7 - Autopista Ruta Nacional 19: Arroyito-Empalme Ruta Nacional 19 actual (Río Primero) Sección I y Proyecto 8 - Autopista Ruta Nacional 19: Arroyito-Empalme Ruta Nacional 19 actual (Río Primero) Sección II, Programa presupuestario 44, subprograma presupuestario 2, Proyecto 5 - Autopista Ruta Nacional 7 de Los Andes Sección: Variante Uspallata, subprograma presupuestario 6, proyecto 1- Autopista Ruta Nacional 7 de Los Andes Sección: Túneles Libertadores y Caracoles, subprograma presupuestario 8, proyecto 1 - Autopista Ruta Nacional 7 de Los Andes Sección: Potrerillos - Uspallata y proyecto 2- Autopista Ruta Nacional 7 de Los Andes Sección: Uspallata - Las Cuevas.

ARTÍCULO 70. — Facúltase al jefe de Gabinete de Ministros, en la oportunidad de proceder a la distribución de los créditos aprobados por el artículo 1° de la presente ley, a incorporar en la Jurisdicción 58 - Ministerio de Energía y Minería, los saldos de recursos remanentes recaudados en el ejercicio 2015, correspondientes a las leyes 15.336, 24.065 y 23.966.

ARTÍCULO 71. — Establécese para el Ejercicio 2017 una asignación de pesos cuatro mil quinientos millones ($ 4.500.000.000) con destino al Ministerio de Agroindustria, para ser afectado el sector agroindustrial; la sanidad y calidad vegetal, animal y alimentaria; el desarrollo territorial y la agricultura

familiar; la investigación pura y aplicada y su extensión en materia agropecuaria y pesquera; y las producciones regionales y/o provinciales en las diversas zonas del país.
Considérese dentro de dicha asignación la suma de pesos un mil millones ($ 1.000.000.000) para otorgar compensaciones a la producción de soja en las provincias comprendidas en las acciones de la Unidad Plan Belgrano, de acuerdo al artículo 2° del decreto 435/16.
Facúltese al Ministerio de Agroindustria, al Ministerio de Hacienda y Finanzas Públicas y a la Administración Federal de Ingresos Públicos, a dictar la reglamentación que demande la implementación del segundo párrafo del presente artículo.
Asimismo, facúltase al jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias a fin de dar cumplimiento al presente artículo.

ARTÍCULO 72. — Créase en el ámbito del Ministerio de Agroindustria el Fondo Fiduciario Nacional de Agroindustria denominado Fondagro, que se conformará como un fideicomiso de administración y financiero, con el objeto de incentivar, fomentar y desarrollar, a través de las acciones que se consideren más eficientes, el sector agroindustrial; la sanidad y calidad vegetal, animal y alimentaria; el desarrollo territorial y la agricultura familiar; la investigación pura y aplicada y su extensión en materia agropecuaria y pesquera; y las producciones regionales y/o provinciales en las diversas zonas del país.
A tales fines, dicho Ministerio, a través de su titular, será el fiduciante del Fondagro y Nación Fideicomisos S.A. será su fiduciario, debiendo administrar el Fondagro según las instrucciones del fiduciante.
El Fondagro se constituye en forma permanente y se integrará con los recursos provenientes de las partidas anuales presupuestarias del Tesoro Nacional, de donaciones, y de aportes de organismos provinciales, nacionales e internacionales.
Facúltese al jefe de Gabinete de Ministros a aprobar el flujo y uso de los fondos para el Ejercicio 2017 del mencionado fideicomiso, pudiendo destinar parte de la asignación presupuestaria referida en el artículo anterior.

ARTÍCULO 73. — Dispónese que pesos ocho mil millones ($ 8.000.000.000) correspondientes a la partida presupuestaria de la Entidad 850 Administración Nacional de la Seguridad Social, de Transferencias a Instituciones Provinciales y Municipales para financiar gastos corrientes para el año 2017 dentro del Programa Transferencias y Contribuciones a la Seguridad Social y Organismos Descentralizados, Grupo 07, Transferencias a Cajas Previsionales Provinciales, serán transferidos en doce (12) cuotas mensuales y equivalentes, a aquellos estados provinciales que no hayan transferido sus sistemas previsionales a la Nación. La distribución de este importe estará basada en el promedio ponderado de los siguientes tres criterios:
1) Con incidencia de veinticinco por ciento (25%), la población provincial (en base a datos del Censo Nacional 2010 del INDEC).
2) Con incidencia de veinticinco por ciento (25%), la cantidad de beneficiarios previsionales de cada caja provincial, auditados por la Administración Nacional de la Seguridad Social, del ejercicio 2015.
3) Con incidencia de cincuenta por ciento (50%), un promedio ponderado del resultado financiero del último ejercicio auditado por la Administración Nacional de la Seguridad Social a la fecha del cálculo, ajustado por el grado de cumplimiento de armonización de la Caja Provincial a la normativa nacional.
La Administración Nacional de la Seguridad Social será la encargada de determinar los montos finales a ser transferidos en forma automática y mensual a cada provincia, y podrá aplicar un tope máximo para aquellos casos en que el monto establecido por promedio ponderado supere el déficit estimado para el Ejercicio 2017. La transferencia de estos importes se realizará durante la última semana de cada mes del año calendario 2017. Dichos montos serán considerados como adelanto a cuenta de los montos finales

de asistencia financiera que la Administración Nacional de la Seguridad Social determine para cada jurisdicción con posterioridad a las auditorías establecidas en el artículo 27 de la ley 27.260.
Autorízase al jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarías necesarias, a fin de dar cumplimiento al pago de condenas judiciales firmes a favor de la provincia de San Luis, conforme sentencias dictadas por la Corte Suprema de Justicia de la Nación en los autos: "San Luis, provincia de c/Estado nacional s/Acción Declarativa de Inconstitucionalidad y Cobro de Pesos" - Expediente S.191/09 y "San Luis, provincia de c/Estado nacional y s/Cobro de Pesos" - Expediente S.1039/08; y a favor de la provincia de Santa Fe, conforme sentencias dictadas por la Corte Suprema de Justicia de la Nación en los autos: "Santa Fe, provincia de c/Estado nacional s/Acción Declarativa de Inconstitucionalidad" - Expediente S. 538/09 y "Santa Fe, provincia de c/Estado nacional s/Acción Declarativa de Inconstitucionalidad" Expediente S. 539/09, sin afectar los límites presupuestarios ya aprobados en los artículos precedentes.

ARTÍCULO 74. — Aféctese al Fondo Federal Solidario, creado por decreto del Poder Ejecutivo nacional 206 de fecha 19 de marzo de 2009, el que continuará rigiéndose por la normativa vigente, la suma de pesos cinco mil millones ($ 5.000.000.000) para el Ejercicio 2017. Asimismo, amplíase el objeto establecido para el mencionado Fondo Federal Solidario, el que tendrá por finalidad financiar obras provinciales, municipales y de la Ciudad Autónoma de Buenos Aires, que contribuyan a la mejora de la infraestructura edilicia de las distintas reparticiones y/u organismos públicos, sanitaria, educativa, hospitalaria, de vivienda y vial, así como para infraestructura e inversión productiva, con expresa prohibición de utilizar las sumas de dicho fondo, para el financiamiento de gastos corrientes.

ARTÍCULO 75. — Sustitúyese el inciso a) del artículo 1° de la ley 22.929 por el siguiente:
a) El personal que realice directamente actividades técnico científicas de investigación o desarrollo y de dirección de estas actividades en alguno de los organismos nacionales indicados en el inciso a) del artículo 14 de la ley 25.467, cumpliendo dicho personal las actividades aludidas con dedicación exclusiva completa de acuerdo con lo que establezcan los estatutos o regímenes de los organismos especificados precedentemente. Incorpórese a la ley 11.672, complementaría permanente de presupuesto (t.o. 2014) el artículo de la presente ley.

ARTÍCULO 76. — Elimínase el último párrafo del artículo 8° de la ley 25.152.

ARTÍCULO 77. — El Poder Ejecutivo nacional deberá elaborar e informar a lo largo del ejercicio fiscal 2017 un plan de reformas del sistema presupuestario nacional que apunte a lograr los objetivos de mayor especificidad y detalle en las leyes de presupuesto, y avanzar en materia de transparencia en todas las etapas del ciclo presupuestario.
Dicho plan deberá ser presentado al Honorable Congreso de la Nación antes del 30 de junio de 2017, y las reformas entrarán en vigencia en el ejercicio fiscal 2018.

ARTÍCULO 78. — Establécese para el Ejercicio 2017 una asignación adicional de pesos seiscientos cincuenta millones ($ 650.000.000) a favor de la provincia de La Rioja con destino al financiamiento de gasto de inversión. Facúltase al jefe de Gabinete de Ministros a efectuar las modificaciones presupuestarias necesarias a fin de dar cumplimiento al presente artículo.

ARTÍCULO 79. — Incorpórese a continuación del artículo 116 de la ley 11.672, complementaria permanente del presupuesto 2014, el siguiente artículo 116 bis:

Artículo 116 bis: Condónanse las deudas de empresas beneficiarias del Régimen de Promoción Industrial, ley 22.021 y sus modificaciones, generadas hasta el período fiscal 2015 —cualquiera sea el estado en que las mismas se encuentren—, originadas por el usufructo de una cantidad de bonos de crédito fiscal superior a la originalmente reconocida, que hubiera sido acreditado en el marco de un proceso judicial cuyo resultado finalmente fue adverso a las beneficiarias del citado régimen, en la medida en que dichas empresas hubieran cumplido con las obligaciones previstas en su acto particular de concesión de beneficios. La condonación alcanza el capital adeudado, intereses resarcitorios y/o punitorios.

Quedan excluidos de la condonación prevista en el párrafo anterior todos aquellos beneficios otorgados al amparo de actos considerados o que pudieren considerarse nulos y sin valor en los términos del artículo precedente.

Facúltase al Poder Ejecutivo nacional, previa intervención favorable del Ministerio de Hacienda y Finanzas Públicas, del Ministerio de Producción, de la Administración Federal de Ingresos Públicos, y de las respectivas autoridades de aplicación del citado régimen, a extender el correspondiente certificado de cumplimiento promocional a los efectos de habilitar la mentada condonación para cada caso en particular.

Suspéndase por ciento ochenta (180) días hábiles administrativos, contados desde la entrada en vigencia de la presente ley, las ejecuciones fiscales relacionadas con las deudas mencionadas en el primer párrafo del presente artículo; facúltase a la Administración Federal de Ingresos Públicos a prorrogarlo hasta tanto concluya la verificación del cumplimiento por parte de las empresas involucradas.

El Poder Ejecutivo nacional reglamentará lo prescrito en este artículo y dictará las normas complementarias que resulten necesarias para su aplicación.

ARTÍCULO 80. — Facúltase al jefe de Gabinete de Ministros a realizar las modificaciones presupuestarias que resulten necesarias, a fin de lograr la regularización de los circuitos administrativos y de las obligaciones generadas, como consecuencia de la dación en pago de espacios publicitarios y/o servicios conexos generados con anterioridad y durante el Ejercicio 2017, en el marco de lo dispuesto en el decreto 1.145/2009 y sus modificatorios decretos 852/2014, 2.379/2015 y 345/2016. Asimismo, autorízase al jefe de Gabinete de Ministros a dictar las normas complementarias para la instrumentación del presente artículo.

La utilización de la publicidad producto de la dación en pago queda expresamente prohibida noventa (90) días antes de la elección primaria y hasta la finalización de la elección general, en los años de realización de elecciones. El crédito a utilizar nunca podrá ser superior al veinte por ciento (20%) por período fiscal.

ARTÍCULO 81. — Ratifícanse los convenios celebrados en el marco del “Programa Federal de Desendeudamiento de las Provincias Argentinas” regulado por el decreto 660 del 10 de mayo de 2010 y sus normas complementarias, los que solamente podrán modificarse mediante los acuerdos intrafederales que alcancen las partes que los suscribieron.

ARTÍCULO 82. — La empresa Aguas y Saneamientos Argentinos (AYSA), comprendida en las leyes 26.100 y 26.221, podrá solicitar la acreditación contra otros impuestos a cargo de la AFIP, entidad autárquica en el ámbito del Ministerio de Hacienda y Finanzas Públicas, o la devolución o la aplicación de algún otro mecanismo que se instrumente en la reglamentación del presente artículo, del saldo a su favor a que se refiere el primer párrafo del artículo 24 de la ley de Impuesto al Valor Agregado, texto ordenado en 1997 y sus modificaciones. El Ministerio de Hacienda y Finanzas Públicas reglamentará las condiciones del presente artículo tomando en consideración las condiciones generales imperantes en materia de ingresos presupuestarios.

ARTÍCULO 83. — No obstante las autorizaciones otorgadas, sólo se podrán iniciar los procesos de contratación de las Obras de Infraestructura Energética Hidroeléctrica cuando exista la expresa aprobación por parte del Comité de Cuenca Hídrica respectivo o, si aún no se ha constituido, de cada uno de los gobiernos condóminos, según los previsto en la ley 25.688 - Régimen de Gestión Ambiental de Aguas.

CAPÍTULO XI

De la ley complementaria permanente de presupuesto

ARTÍCULO 84. — Incorpóranse a la ley 11.672, complementaria permanente de presupuesto (t.o. 2014) los artículos, 63, 64 y 82 de la presente ley.

TÍTULO II

Presupuesto de gastos y recursos de la administración central

ARTÍCULO 85. — Detállanse en las planillas Resumen números 1, 2, 3, 4, 5, 6, 7, 8 y 9, anexas al presente Título, los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley que corresponden a la Administración Central.

TÍTULO III

Presupuesto de gastos y recursos de organismos descentralizados e instituciones de la seguridad social

ARTÍCULO 86. — Detállanse en las planillas Resumen números 1A, 2A, 3A, 4A, 5A, 6A, 7A, 8A y 9A anexas al presente Título los importes determinados en los artículos 1º, 2°, 3° y 4º de la presente ley que corresponden a los organismos descentralizados.

ARTÍCULO 87. — Detállanse en las planillas Resumen números 1B, 2B, 3B, 4B, 5B, 6B, 7B, 8B y 9B anexas al presente Título los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley que corresponden a las instituciones de la seguridad social.

ARTÍCULO 88. — Comuníquese al Poder Ejecutivo nacional.

DADA EN LA SALA DE SESIONES DEL CONGRESO ARGENTINO, EN BUENOS AIRES, A LOS TREINTA DIAS DEL MES DE NOVIEMBRE DEL AÑO DOS MIL DIECISEIS.

— REGISTRADA BAJO EL Nº 27341 —

EMILIO MONZÓ. — FEDERICO PINEDO. — Eugenio Inchausti. — Juan P. Tunessi.

NOTA: El/los Anexo/s que integra/n este(a) Ley se publican en la edición web del BORA

—www.boletinoficial.gob.ar— y también podrán ser consultados en la Sede Central de esta Dirección Nacional (Suipacha 767 - Ciudad Autónoma de Buenos Aires).

Fecha de publicacion: *21/12/2016*

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 1 Poder Legislativo Nacional
Sub-Jurisdicción : 0
Programa : 16 Formación y Sanción de Leyes Nacionales
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
1							ADMINISTRACION GUBERNAMENTAL	316.000.000
	11						Tesoro Nacional	266.000.000
		21					Gastos Corrientes	266.000.000
			1				Gastos en Personal	66.000.000
				1			Personal Permanente	66.000.000
					1		Retribución del Cargo	66.000.000
			3				Servicios No Personales	200.000.000
				2			Alquileres y Derechos	20.000.000
					4		Alquiler de Fotocopiadoras	20.000.000
				3			Mantenimiento, Reparación y Limpieza	60.000.000
					1		Mantenimiento y Reparación de Edificios y Locales	60.000.000
				4			Servicios Técnicos y Profesionales	50.000.000
					1		Estudios, Investigaciones y Proyectos de Factibilidad	50.000.000
				6			Publicidad y Propaganda	10.000.000
				7			Pasajes y Viáticos	60.000.000
					1		Pasajes	50.000.000
					2		Viáticos	10.000.000
	15						Crédito Interno	50.000.000
		22					Gastos de Capital	50.000.000
			4				Bienes de Uso	50.000.000
				3			Maquinaria y Equipo	45.000.000
					2		Equipo de Transporte, Tracción y Elevación	29.000.000
					3		Equipo Sanitario y de Laboratorio	1.000.000
					4		Equipo de Comunicación y Señalamiento	5.000.000
					6		Equipo para Computación	10.000.000
				8			Activos Intangibles	5.000.000
					1		Programas de Computación	5.000.000
TOTAL PROGRAMA								316.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 1 Poder Legislativo Nacional
Sub-Jurisdicción : 0
Programa : 17 Formación y Sanción Legislativa
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
1							ADMINISTRACION GUBERNAMENTAL	234.000.000
	11						Tesoro Nacional	234.000.000
		21					Gastos Corrientes	234.000.000
			3				Servicios No Personales	234.000.000
				7			Pasajes y Viáticos	234.000.000
					1		Pasajes	234.000.000
TOTAL PROGRAMA								234.000.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL								550.000.000

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 5 Poder Judicial de la Nación
Sub-Jurisdicción : 0
Programa : 21 Justicia de Máxima Instancia
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
1							ADMINISTRACION GUBERNAMENTAL	500.000.000
	13						Recursos con Afectación Específica	500.000.000
		21					Gastos Corrientes	200.000.000
			2				Bienes de Consumo	44.592.525
				1			Productos Alimenticios, Agropecuarios y Forestales	44.592.525
					1		Alimentos para Personas	44.592.525
			3				Servicios No Personales	155.407.475
				1			Servicios Básicos	155.407.475
					1		Energía Eléctrica	155.407.475
		22					Gastos de Capital	300.000.000
			4				Bienes de Uso	300.000.000
				3			Maquinaria y Equipo	300.000.000
					2		Equipo de Transporte, Tracción y Elevación	300.000.000

TOTAL PROGRAMA 500.000.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL 500.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (APLICACIONES FINANCIERAS)

Administración Central

Jurisdicción : 5 Poder Judicial de la Nación
Sub-Jurisdicción : 0

FF	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
13					Recursos con Afectación Específica	-500.000.000
	6				Incremento de Activos Financieros	-500.000.000
		5			Incremento de Disponibilidades	-500.000.000
			1		Incremento de Caja y Bancos	-500.000.000
TOTAL APLICACIONES FINANCIERAS						-500.000.000

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 20 Presidencia de la Nación
Sub-Jurisdicción : 11 Secretaría de Programación para la Prevención de la Drogadicción y la Lucha contra el
Programa : 16 Prevención, Asistencia, Control y Lucha Contra la Drogadicción
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	170.000.000
	15						Crédito Interno	170.000.000
		21					Gastos Corrientes	170.000.000
			5				Transferencias	170.000.000
				1			Transf. al Sector Privado para Financiar Gastos Corrientes	170.000.000
					4		Ayudas Sociales a Personas	156.000.000
					7		Transf. a Otras Instituc. Culturales y Soc. S/Fines de Lucro	14.000.000
						9999	Sin discriminar	14.000.000
TOTAL PROGRAMA								170.000.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL								170.000.000
TOTAL SUB-JURISDICCION								170.000.000

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 20 Presidencia de la Nación
Sub-Jurisdicción : 16 Consejo Nacional de Coordinación de Políticas Sociales
Programa : 17 Formulación e Implementación de Políticas Públicas de la Mujer
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	67.000.000
	11						Tesoro Nacional	49.510.500
		21					Gastos Corrientes	49.510.500
			1				Gastos en Personal	27.514.500
				1			Personal Permanente	13.500.000
					1		Retribución del Cargo	3.000.000
					3		Retribuciones que no hacen al Cargo	3.500.000
					4		Sueldo Anual Complementario	4.000.000
					6		Contribuciones Patronales	3.000.000
				3			Servicios Extraordinarios	2.000.000
					1		Retribuciones Extraordinarias	2.000.000
				5			Asistencia Social al Personal	2.000.000
					1		Seguros de Riesgo de Trabajo	2.000.000
				7			Gabinete de autoridades superiores	2.000.000
				8			Personal contratado	8.014.500
					1		Retribuciones por contratos	3.000.000
					2		Adicionales al contrato	2.000.000
					3		Sueldo anual complementario	2.000.000
					5		Contribuciones patronales	1.014.500
			2				Bienes de Consumo	1.996.000
				1			Productos Alimenticios, Agropecuarios y Forestales	100.000
					1		Alimentos para Personas	100.000
				3			Productos de Papel, Cartón e Impresos	660.000
					1		Papel de Escritorio y Cartón	100.000
					2		Papel para Computación	100.000
					3		Productos de Artes Gráficas	100.000
					4		Productos de Papel y Cartón	100.000
					5		Libros, Revistas y Periódicos	70.000
					6		Textos de Enseñanza	90.000
					9		Otros N.E.P.	100.000
				5			Productos Químicos, Combustibles y Lubricantes	641.000
					2		Productos Farmacéuticos y Medicinales	150.000
					5		Tintas, Pinturas y Colorantes	150.000
					6		Combustibles y Lubricantes	250.000
					8		Productos de Material Plástico	91.000
				9			Otros Bienes de Consumo	595.000
					1		Elementos de Limpieza	130.000
					2		Utiles de Escritorio, Oficina y Enseñanza	100.000
					3		Utiles y Materiales Eléctricos	110.000
					4		Utensilios de Cocina y Comedor	50.000
					6		Repuestos y Accesorios	105.000
					9		Otros N.E.P.	100.000
			3				Servicios No Personales	20.000.000
				1			Servicios Básicos	[illegible]
					1		Energía Eléctrica	1.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 20 Presidencia de la Nación
Sub-Jurisdicción : 16 Consejo Nacional de Coordinación de Políticas Sociales
Programa : 17 Formulación e Implementación de Políticas Públicas de la Mujer
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
					2		Agua	1.000.000
					4		Teléfonos, Télex y Telefax	2.000.000
					5		Correos y Telégrafo	1.000.000
				2			Alquileres y Derechos	6.000.000
					1		Alquiler de Edificios y Locales	2.000.000
					2		Alquiler de Maquinaria, Equipo y Medios de Transporte	1.000.000
					4		Alquiler de Fotocopiadoras	1.000.000
					7		Alquiler con opción a compra	1.000.000
					9		Otros N.E.P.	1.000.000
				3			Mantenimiento, Reparación y Limpieza	2.000.000
					1		Mantenimiento y Reparación de Edificios y Locales	500.000
					3		Mantenimiento y Reparación de Maquinaria y Equipo	500.000
					5		Limpieza, Aseo y Fumigación	500.000
					6		Mantenimiento de Sistemas Informáticos	250.000
					9		Otros N.E.P.	250.000
				5			Servicios Comerciales y Financieros	3.000.000
					3		Imprenta, Publicaciones y Reproducciones	3.000.000
				7			Pasajes y Viáticos	4.000.000
					1		Pasajes	2.000.000
					2		Viáticos	2.000.000
	15						Crédito Interno	17.489.500
		21					Gastos Corrientes	17.489.500
			5				Transferencias	17.489.500
				1			Transf. al Sector Privado para Financiar Gastos Corrientes	4.000.000
					4		Ayudas Sociales a Personas	1.500.000
					7		Transf. a Otras Instituc. Culturales y Soc. S/Fines de Lucro	2.500.000
						9999	Sin discriminar	2.500.000
				6			Transferencias a Universidades Nacionales	6.500.000
					1		Transferencias a Univ. Nac. p/financiar Gastos Corrientes	6.500.000
						829	Universidad Nacional de Rosario	1.625.000
						848	Universidades sin Discriminar	1.625.000
						849	Otras Universidades no especificadas	1.625.000
						862	Universidad Nacional de Avellaneda	1.625.000
				7			Transf. a Inst. Prov. y Mun. para Fin. Gastos Corrientes	6.989.500
					1		Transferencias a Gobiernos Provinciales	4.000.000
						3001	Administración Central Provincial	4.000.000
					6		Transferencias a Gobiernos Municipales	2.989.500
						9999	Sin discriminar	2.989.500
TOTAL PROGRAMA								67.000.000

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 20 Presidencia de la Nación
Sub-Jurisdicción : 16 Consejo Nacional de Coordinación de Políticas Sociales
Programa : 21 Asistencia y Coordinación de Políticas Sociales
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	14.000.000
	15						Crédito Interno	14.000.000
		22					Gastos de Capital	14.000.000
			4				Bienes de Uso	14.000.000
				3			Maquinaria y Equipo	7.000.000
					6		Equipo para Computación	7.000.000
				8			Activos Intangibles	7.000.000
					1		Programas de Computación	7.000.000

TOTAL PROGRAMA	14.000.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL	81.000.000
TOTAL SUB-JURISDICCION	81.000.000

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 25 Jefatura de Gabinete de Ministros
Sub-Jurisdicción : 0
Programa : 19 Prensa y Difusión de Actos de Gobierno
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
1							ADMINISTRACION GUBERNAMENTAL	1.985.296.009
	15						Crédito Interno	1.985.296.009
		21					Gastos Corrientes	1.985.296.009
			3				Servicios No Personales	1.985.296.009
				6			Publicidad y Propaganda	1.985.296.009

TOTAL PROGRAMA	1.985.296.009
TOTAL GASTOS CORRIENTES Y DE CAPITAL	1.985.296.009

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (APLICACIONES FINANCIERAS)

Administración Central

Jurisdicción : 25 Jefatura de Gabinete de Ministros
Sub-Jurisdicción : 0

FF	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
15					Crédito Interno	1.985.296.009
	7				Servicio de la Deuda y Disminución de Otros Pasivos	1.985.296.009
		6			Disminución de Cuentas y Documentos a Pagar	1.985.296.009
			7		Disminución de Otras Cuentas a Pagar a Largo Plazo	1.985.296.009
TOTAL APLICACIONES FINANCIERAS						1.985.296.009

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 30 Ministerio del Interior, Obras Públicas y Vivienda
Sub-Jurisdicción : 1 Ministerio del Interior, Obras Públicas y Vivienda
Programa : 19 Relaciones con las Provincias y Desarrollo Regional
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
1							ADMINISTRACION GUBERNAMENTAL	3.580.843.860
	13						Recursos con Afectación Específica	3.580.843.860
		21					Gastos Corrientes	3.580.843.860
			5				Transferencias	3.580.843.860
				7			Transf. a Inst. Prov. y Mun. para Fin. Gastos Corrientes	3.580.843.860
					1		Transferencias a Gobiernos Provinciales	3.580.843.860
						3001	Administración Central Provincial	3.580.843.860
TOTAL PROGRAMA								3.580.843.860
TOTAL GASTOS CORRIENTES Y DE CAPITAL								3.580.843.860

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (APLICACIONES FINANCIERAS)

Administración Central

Jurisdicción : 30 Ministerio del Interior, Obras Públicas y Vivienda
Sub-Jurisdicción : 1 Ministerio del Interior, Obras Públicas y Vivienda

FF	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
13					Recursos con Afectación Específica	-3.580.843.860
	6				Incremento de Activos Financieros	-3.580.843.860
		5			Incremento de Disponibilidades	-3.580.843.860
			1		Incremento de Caja y Bancos	-3.580.843.860
TOTAL APLICACIONES FINANCIERAS						-3.580.843.860
TOTAL SUB-JURISDICCION						0

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 40 Ministerio de Justicia y Derechos Humanos
Sub-Jurisdicción : 1 Ministerio de Justicia y Derechos Humanos
Programa : 26 Promoción y Defensa de los Derechos Humanos
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
1							ADMINISTRACION GUBERNAMENTAL	50.000.000
	13						Recursos con Afectación Específica	50.000.000
		21					Gastos Corrientes	50.000.000
			3				Servicios No Personales	50.000.000
				3			Mantenimiento, Reparación y Limpieza	20.000.000
					9		Otros N.E.P.	20.000.000
				5			Servicios Comerciales y Financieros	20.000.000
					9		Otros N.E.P.	20.000.000
				9			Otros Servicios	10.000.000
					9		Otros N.E.P.	10.000.000
TOTAL PROGRAMA								50.000.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL								50.000.000

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (APLICACIONES FINANCIERAS)

Administración Central

Jurisdicción : 40 Ministerio de Justicia y Derechos Humanos
Sub-Jurisdicción : 1 Ministerio de Justicia y Derechos Humanos

FF	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
13					Recursos con Afectación Específica	-50.000.000
	6				Incremento de Activos Financieros	-50.000.000
		5			Incremento de Disponibilidades	-50.000.000
			1		Incremento de Caja y Bancos	-50.000.000
TOTAL APLICACIONES FINANCIERAS						-50.000.000
TOTAL SUB-JURISDICCION						0

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 41 Ministerio de Seguridad
Sub-Jurisdicción : 1 Ministerio de Seguridad
Programa : 48 Políticas de Emergencia en Seguridad Pública
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
2							SERVICIOS DE DEFENSA Y SEGURIDAD	326.272.250
	15						Crédito Interno	326.272.250
		22					Gastos de Capital	326.272.250
			4				Bienes de Uso	326.272.250
				4			Equipo Militar y de Seguridad	326.272.250

TOTAL PROGRAMA	326.272.250
TOTAL GASTOS CORRIENTES Y DE CAPITAL	326.272.250
TOTAL SUB-JURISDICCION	326.272.250

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 52 Ministerio de Agroindustria
Sub-Jurisdicción : 0
Programa : 36 Políticas para el Aumento de la Producción y Productividad en las Cadenas Agroindustriales en
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
4							SERVICIOS ECONOMICOS	1.800.000.000
	15						Crédito Interno	1.800.000.000
		21					Gastos Corrientes	1.800.000.000
			5				Transferencias	1.800.000.000
				1			Transf. al Sector Privado para Financiar Gastos Corrientes	1.800.000.000
					7		Transf. a Otras Instituc. Culturales y Soc. S/Fines de Lucro	900.000.000
						9999	Sin discriminar	900.000.000
					9		Transferencias a Empresas Privadas	900.000.000
						9999	Sin Discriminar	900.000.000
TOTAL PROGRAMA								1.800.000.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL								1.800.000.000

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS FIGURATIVOS)

Administración Central

Jurisdicción : 52 Ministerio de Agroindustria
Sub-Jurisdicción : 0

FF	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
11					Tesoro Nacional	222.601.200
	9				Gastos Figurativos	222.601.200
		1			Gastos Fig. de la Adm. Nac. p/Transacciones Corrientes	222.601.200
			2		Contribución a Organismos Descentralizados	222.601.200
				606	Instituto Nacional de Tecnologia Agropecuaria	222.601.200
15					Crédito Interno	77.398.800
	9				Gastos Figurativos	12.598.600
		1			Gastos Fig. de la Adm. Nac. p/Transacciones Corrientes	12.598.600
			2		Contribución a Organismos Descentralizados	12.598.600
				606	Instituto Nacional de Tecnologia Agropecuaria	12.598.600
	9				Gastos Figurativos	64.800.200
		2			Gastos Fig. de la Adm. Nac. P/Transacciones de Capital	64.800.200
			2		Contribución a Organismos Descentralizados	64.800.200
				606	Instituto Nacional de Tecnologia Agropecuaria	64.800.200
TOTAL GASTOS FIGURATIVOS						300.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 53 Ministerio de Turismo
Sub-Jurisdicción : 0
Programa : 1 Actividades Centrales
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
4							SERVICIOS ECONOMICOS	40.000.000
	13						Recursos con Afectación Específica	40.000.000
		21					Gastos Corrientes	40.000.000
			3				Servicios No Personales	40.000.000
				9			Otros Servicios	40.000.000
					9		Otros N.E.P.	40.000.000
TOTAL PROGRAMA								40.000.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL								40.000.000

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (APLICACIONES FINANCIERAS)

Administración Central

Jurisdicción : 53 Ministerio de Turismo
Sub-Jurisdicción : 0

FF	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
13					Recursos con Afectación Específica	-40.000.000
	6				Incremento de Activos Financieros	-40.000.000
		5			Incremento de Disponibilidades	-40.000.000
			1		Incremento de Caja y Bancos	-40.000.000
TOTAL APLICACIONES FINANCIERAS						-40.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 58 Ministerio de Energía y Minería
Sub-Jurisdicción : 0
Programa : 74 Formulación y Ejecución de la Política de Energía Eléctrica
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
4							SERVICIOS ECONOMICOS	-16.329.443.725
	15						Crédito Interno	-16.329.443.725
		21					Gastos Corrientes	-16.329.443.725
			5				Transferencias	-16.329.443.725
				1			Transf. al Sector Privado para Financiar Gastos Corrientes	-16.329.443.725
					9		Transferencias a Empresas Privadas	-16.329.443.725
						2075	Compania Administradora del Mercado Mayorista Electrico	-16.329.443.725
TOTAL PROGRAMA								-16.329.443.725
TOTAL GASTOS CORRIENTES Y DE CAPITAL								-16.329.443.725

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (APLICACIONES FINANCIERAS)

Administración Central

Jurisdicción : 58 Ministerio de Energía y Minería
Sub-Jurisdicción : 0

FF	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
22					Crédito Externo	-455.000.000
	6				Incremento de Activos Financieros	-455.000.000
		8			Inc. de Activos Diferidos y Adel. a Proveed. y Contratistas	-455.000.000
			7		Adelantos a Proveedores y Contratistas a Largo Plazo	-455.000.000
TOTAL APLICACIONES FINANCIERAS						-455.000.000

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS FIGURATIVOS)

Administración Central

Jurisdicción : 70 Ministerio de Educación y Deportes
Sub-Jurisdicción : 0

FF	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
11					Tesoro Nacional	80.000.000
	9				Gastos Figurativos	80.000.000
		1			Gastos Fig. de la Adm. Nac. p/Transacciones Corrientes	80.000.000
			2		Contribución a Organismos Descentralizados	80.000.000
				101	Fundacion Miguel Lillo	40.000.000
				804	Comision Nac. de Evaluacion y Acreditacion Universitaria	40.000.000
TOTAL GASTOS FIGURATIVOS						80.000.000

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 71 Ministerio de Ciencia, Tecnología e Innovación Productiva
Sub-Jurisdicción : 0
Programa : 1 Actividades Centrales
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	150.000.000
	11						Tesoro Nacional	45.000.000
		21					Gastos Corrientes	45.000.000
			3				Servicios No Personales	45.000.000
				3			Mantenimiento, Reparación y Limpieza	12.000.000
					5		Limpieza, Aseo y Fumigación	12.000.000
				9			Otros Servicios	33.000.000
					3		Servicios de Vigilancia	33.000.000
	15						Crédito Interno	105.000.000
		21					Gastos Corrientes	105.000.000
			5				Transferencias	105.000.000
				1			Transf. al Sector Privado para Financiar Gastos Corrientes	105.000.000
					6		Transf.para Activ. Científicas o Académicas	105.000.000
						9999	Sin discriminar	105.000.000
TOTAL PROGRAMA								150.000.000

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 71 Ministerio de Ciencia, Tecnología e Innovación Productiva
Sub-Jurisdicción : 0
Programa : 43 Formulación e Implementación de la Política de Ciencia y Tecnología
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	95.000.000
	15						Crédito Interno	95.000.000
		21					Gastos Corrientes	95.000.000
			5				Transferencias	95.000.000
				1			Transf. al Sector Privado para Financiar Gastos Corrientes	95.000.000
					6		Transf.para Activ. Científicas o Académicas	95.000.000
						9999	Sin discriminar	95.000.000
TOTAL PROGRAMA								95.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 71 Ministerio de Ciencia, Tecnología e Innovación Productiva
Sub-Jurisdicción : 0
Programa : 44 Promoción y Financiamiento de Actividades de Ciencia,Tecnología e Innovación
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	355.000.000
	22						Crédito Externo	355.000.000
		21					Gastos Corrientes	355.000.000
			5				Transferencias	355.000.000
				1			Transf. al Sector Privado para Financiar Gastos Corrientes	355.000.000
					6		Transf.para Activ. Científicas o Académicas	355.000.000
						9999	Sin discriminar	355.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 71 Ministerio de Ciencia, Tecnología e Innovación Productiva
Sub-Jurisdicción : 0
Programa : 44 Promoción y Financiamiento de Actividades de Ciencia,Tecnología e Innovación
Sub-Programa : 0
Proyecto : 1 Construcción Edificio Cero + Infinito - Etapa I (CAF N° 8919)

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	100.000.000
	22						Crédito Externo	100.000.000
		22					Gastos de Capital	100.000.000
			4				Bienes de Uso	100.000.000
				2			Construcciones	100.000.000
					1		Construcciones en Bienes de Dominio Privado	100.000.000

TOTAL PROYECTO	100.000.000
TOTAL PROGRAMA	455.000.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL	700.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS FIGURATIVOS)

Administración Central

Jurisdicción : 71 Ministerio de Ciencia, Tecnología e Innovación Productiva
Sub-Jurisdicción : 0

FF	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
11					Tesoro Nacional	100.000.000
	9				Gastos Figurativos	100.000.000
		1			Gastos Fig. de la Adm. Nac. p/Transacciones Corrientes	100.000.000
			2		Contribución a Organismos Descentralizados	100.000.000
				103	Consejo Nacional de Invest. Cientificas y Tecnicas	100.000.000
15					Crédito Interno	150.000.000
	9				Gastos Figurativos	150.000.000
		2			Gastos Fig. de la Adm. Nac. P/Transacciones de Capital	150.000.000
			2		Contribución a Organismos Descentralizados	150.000.000
				106	Comision Nacional de Actividades Espaciales	150.000.000
TOTAL GASTOS FIGURATIVOS						250.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 81 Ministerio de Ambiente y Desarrollo Sustentable
Sub-Jurisdicción : 0
Programa : 60 Planificación y Política Ambiental
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
4							SERVICIOS ECONOMICOS	300.000.000
	15						Crédito Interno	300.000.000
		21					Gastos Corrientes	300.000.000
			5				Transferencias	300.000.000
				7			Transf. a Inst. Prov. y Mun. para Fin. Gastos Corrientes	300.000.000
					1		Transferencias a Gobiernos Provinciales	300.000.000
						3001	Administración Central Provincial	300.000.000
TOTAL PROGRAMA								300.000.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL								300.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 85 Ministerio de Desarrollo Social
Sub-Jurisdicción : 0
Programa : 1 Actividades Centrales
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	36.609.000
	22						Crédito Externo	36.609.000
		21					Gastos Corrientes	32.304.000
			2				Bienes de Consumo	1.500.000
				1			Productos Alimenticios, Agropecuarios y Forestales	750.000
					1		Alimentos para Personas	750.000
				3			Productos de Papel, Cartón e Impresos	750.000
					2		Papel para Computación	300.000
					9		Otros N.E.P.	450.000
			3				Servicios No Personales	30.804.000
				2			Alquileres y Derechos	940.000
					1		Alquiler de Edificios y Locales	940.000
				4			Servicios Técnicos y Profesionales	26.315.000
					1		Estudios, Investigaciones y Proyectos de Factibilidad	19.965.000
					9		Otros N.E.P.	6.350.000
				5			Servicios Comerciales y Financieros	399.000
					3		Imprenta, Publicaciones y Reproducciones	399.000
				7			Pasajes y Viáticos	3.150.000
					1		Pasajes	3.150.000
		22					Gastos de Capital	4.305.000
			4				Bienes de Uso	4.305.000
				3			Maquinaria y Equipo	4.305.000
					6		Equipo para Computación	4.305.000
TOTAL PROGRAMA								36.609.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL								36.609.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)
Administración Central

Jurisdicción : 91 Obligaciones a Cargo del Tesoro
Sub-Jurisdicción : 0
Programa : 88 Asist. Fin. a Emp. Púb. y Otros Entes Sect Ener, Comb y Min
Sub-Programa : 1 Asist. Fin. a Emp. Púb. y Otros Entes Sect Ener, Comb y Min
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
4							SERVICIOS ECONOMICOS	5.239.875.466
	11						Tesoro Nacional	-997.111.700
		21					Gastos Corrientes	-997.111.700
			5				Transferencias	-997.111.700
				5			Transferencias a Otras Entidades del Sector Público	-997.111.700
					2		Transf.a Emp. Pub.No Fina. para Financiar Gastos	-997.111.700
						510	Energia Argentina S.A.	-997.111.700
	15						Crédito Interno	6.236.987.166
		21					Gastos Corrientes	997.111.700
			5				Transferencias	997.111.700
				5			Transferencias a Otras Entidades del Sector Público	997.111.700
					2		Transf.a Emp. Pub.No Fina. para Financiar Gastos	997.111.700
						510	Energia Argentina S.A.	997.111.700
		22					Gastos de Capital	5.239.875.466
			5				Transferencias	5.239.875.466
				5			Transferencias a Otras Entidades del Sector Público	5.239.875.466
					7		Transf.a Emp. Pub. No Finan. p/Financiar Gastos de	5.239.875.466
						510	Energia Argentina S.A.	2.239.875.466
						794	Nucleoelectrica Argentina S.A.	3.000.000.000
TOTAL SUB-PROGRAMA								5.239.875.466
TOTAL PROGRAMA								5.239.875.466

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 91 Obligaciones a Cargo del Tesoro
Sub-Jurisdicción : 0
Programa : 93 Fondo Federal Solidario
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
1							ADMINISTRACION GUBERNAMENTAL	5.000.000.000
	15						Crédito Interno	5.000.000.000
		22					Gastos de Capital	5.000.000.000
			5				Transferencias	5.000.000.000
				8			Transf. a Inst. Prov. y Mun. para Financ. Gastos de Capital	5.000.000.000
					1		Transferencias a Gobiernos Provinciales	5.000.000.000
						3001	Administración central provincial	5.000.000.000
TOTAL PROGRAMA								5.000.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 91 Obligaciones a Cargo del Tesoro
Sub-Jurisdicción : 0
Programa : 99 Otras Asistencias Financieras
Sub-Programa : 4 Asistencia Social
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	2.000.000
	15						Crédito Interno	2.000.000
		21					Gastos Corrientes	2.000.000
			5				Transferencias	2.000.000
				1			Transf. al Sector Privado para Financiar Gastos Corrientes	2.000.000
					7		Transf. a Otras Instituc. Culturales y Soc. S/Fines de Lucro	2.000.000
						2469	Museo del Holocausto Buenos Aires	2.000.000
TOTAL SUB-PROGRAMA								2.000.000
TOTAL PROGRAMA								2.000.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL								10.241.875.466

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (APLICACIONES FINANCIERAS)

Administración Central

Jurisdicción : 91 Obligaciones a Cargo del Tesoro
Sub-Jurisdicción : 0

FF	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
15					Crédito Interno	-1.985.296.009
	6				Incremento de Activos Financieros	-1.985.296.009
		6			Incremento de Cuentas a Cobrar	-1.985.296.009
			7		Incremento de Otras Cuentas a Cobrar a Largo Plazo	-1.985.296.009
				97	Provincias	-1.985.296.009
TOTAL APLICACIONES FINANCIERAS						-1.985.296.009

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Organismos Descentralizados

Jurisdicción : 20 Presidencia de la Nación
Entidad : 112 Autoridad Regulatoria Nuclear
Programa : 16 Regulación y Fiscalización de las Actividades Nucleares
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
4							SERVICIOS ECONOMICOS	12.292.997
	21						Transferencias Externas	12.292.997
		21					Gastos Corrientes	11.742.997
			2				Bienes de Consumo	960.997
				2			Textiles y Vestuario	100.000
					2		Prendas de Vestir	100.000
				5			Productos Químicos, Combustibles y Lubricantes	540.997
					1		Compuestos Químicos	500.000
					6		Combustibles y Lubricantes	40.997
				7			Productos Metálicos	20.000
					5		Herramientas Menores	20.000
				9			Otros Bienes de Consumo	300.000
					9		Otros N.E.P.	300.000
			3				Servicios No Personales	10.782.000
				1			Servicios Básicos	1.300.000
					1		Energía Eléctrica	100.000
					4		Teléfonos, Télex y Telefax	1.000.000
					5		Correos y Telégrafo	200.000
				2			Alquileres y Derechos	250.000
					2		Alquiler de Maquinaria, Equipo y Medios de Transporte	100.000
					7		Alquiler con opción a compra	150.000
				3			Mantenimiento, Reparación y Limpieza	1.132.000
					1		Mantenimiento y Reparación de Edificios y Locales	432.000
					3		Mantenimiento y Reparación de Maquinaria y Equipo	200.000
					9		Otros N.E.P.	500.000
				4			Servicios Técnicos y Profesionales	700.000
					5		De Capacitación	400.000
					9		Otros N.E.P.	300.000
				5			Servicios Comerciales y Financieros	300.000
					1		Transporte	300.000
				7			Pasajes y Viáticos	4.000.000
					1		Pasajes	2.000.000
					2		Viáticos	2.000.000
				8			Impuestos, Derechos, Tasas y Juicios	100.000
					3		Derechos y Tasas	100.000
				9			Otros Servicios	3.000.000
					9		Otros N.E.P.	3.000.000
		22					Gastos de Capital	550.000
			4				Bienes de Uso	550.000
				3			Maquinaria y Equipo	550.000
					3		Equipo Sanitario y de Laboratorio	150.000
					9		Equipos Varios	400.000
TOTAL PROGRAMA								12.292.997
TOTAL GASTOS CORRIENTES Y DE CAPITAL								12.292.997
TOTAL ENTIDAD								12.292.997

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Organismos Descentralizados

Jurisdicción : 52 Ministerio de Agroindustria
Entidad : 606 Instituto Nacional de Tecnología Agropecuaria
Programa : 1 Actividades Centrales
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	25.683.900
	11						Tesoro Nacional	7.194.700
		21					Gastos Corrientes	7.194.700
			3				Servicios No Personales	7.194.700
				1			Servicios Básicos	3.810.400
					1		Energía Eléctrica	3.810.400
				5			Servicios Comerciales y Financieros	3.384.300
					6		Internet	3.384.300
	15						Crédito Interno	18.489.200
		21					Gastos Corrientes	12.598.600
			5				Transferencias	12.598.600
				1			Transf. al Sector Privado para Financiar Gastos Corrientes	12.598.600
					3		Becas	12.598.600
		22					Gastos de Capital	5.890.600
			4				Bienes de Uso	5.890.600
				3			Maquinaria y Equipo	5.890.600
					6		Equipo para Computación	5.890.600

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Organismos Descentralizados

Jurisdicción : 52 Ministerio de Agroindustria
Entidad : 606 Instituto Nacional de Tecnología Agropecuaria
Programa : 1 Actividades Centrales
Sub-Programa : 0
Proyecto : 19 Construcciones y Ampliaciones en Institutos de Castelar y Unidades del Interior del País (BID AR-

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	35.407.000
	15						Crédito Interno	35.407.000
		22					Gastos de Capital	35.407.000
			4				Bienes de Uso	35.407.000
				2			Construcciones	35.407.000
					1		Construcciones en Bienes de Dominio Privado	35.407.000
TOTAL PROYECTO								35.407.000

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Organismos Descentralizados

Jurisdicción : 52 Ministerio de Agroindustria
Entidad : 606 Instituto Nacional de Tecnología Agropecuaria
Programa : 1 Actividades Centrales
Sub-Programa : 0
Proyecto : 30 Construcción y Ampliación Oficinas, Galpón, Laboratorios, Centro Regional Buenos Aires Norte,

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	9.198.600
	15						Crédito Interno	9.198.600
		22					Gastos de Capital	9.198.600
			4				Bienes de Uso	9.198.600
				2			Construcciones	9.198.600
					1		Construcciones en Bienes de Dominio Privado	9.198.600
TOTAL PROYECTO								9.198.600
TOTAL PROGRAMA								70.289.500

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Organismos Descentralizados

Jurisdicción : 52 Ministerio de Agroindustria
Entidad : 606 Instituto Nacional de Tecnología Agropecuaria
Programa : 16 Investigación Fundamental e Innovaciones Tecnológicas - IFIT
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	4.399.500
	11						Tesoro Nacional	4.399.500
		21					Gastos Corrientes	4.399.500
			3				Servicios No Personales	4.399.500
				3			Mantenimiento, Reparación y Limpieza	4.399.500
					3		Mantenimiento y Reparación de Maquinaria y Equipo	1.510.200
					4		Mantenimiento y Reparacion de Vías de Comunicación	2.889.300
TOTAL PROGRAMA								4.399.500

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Organismos Descentralizados

Jurisdicción : 52 Ministerio de Agroindustria
Entidad : 606 Instituto Nacional de Tecnología Agropecuaria
Programa : 17 Investigación Aplicada, Innovación y Transferencias de Tecnologías - IAITT
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	225.311.000
	11						Tesoro Nacional	211.007.000
		21					Gastos Corrientes	211.007.000
			1				Gastos en Personal	164.600.000
				1			Personal Permanente	101.428.870
					1		Retribución del Cargo	45.000.000
					3		Retribuciones que no hacen al Cargo	29.392.894
					4		Sueldo Anual Complementario	15.000.000
					6		Contribuciones Patronales	7.035.976
					7		Complementos	5.000.000
				2			Personal Temporario	35.072.061
					1		Retribuciones del Cargo	14.572.061
					2		Retribuciones que no hacen al Cargo	9.600.000
					3		Sueldo Anual Complementario	6.500.000
					5		Contribuciones Patronales	2.600.000
					6		Complementos	1.800.000
				5			Asistencia Social al Personal	10.387.628
					1		Seguros de Riesgo de Trabajo	10.387.628
				6			Beneficios y Compensaciones	17.711.441
			2				Bienes de Consumo	16.144.600
				2			Textiles y Vestuario	6.546.100
					2		Prendas de Vestir	1.289.800
					9		Otros N.E.P.	5.256.300
				4			Productos de Cuero y Caucho	238.500
					4		Cubiertas y Cámaras de Aire	238.500
				5			Productos Químicos, Combustibles y Lubricantes	5.380.400
					1		Compuestos Químicos	480.400
					3		Abonos y Fertilizantes	274.800
					6		Combustibles y Lubricantes	3.791.500
					8		Productos de Material Plástico	265.700
					9		Otros N.E.P.	568.000
				9			Otros Bienes de Consumo	3.979.600
					5		Utiles Menores Médico, Quirúrgico y de Laboratorio	1.265.500
					6		Repuestos y Accesorios	2.411.400
					9		Otros N.E.P.	302.700
			3				Servicios No Personales	30.262.400
				1			Servicios Básicos	1.865.300
					3		Gas	1.865.300
				3			Mantenimiento, Reparación y Limpieza	21.834.000
					1		Mantenimiento y Reparación de Edificios y Locales	5.420.300
					2		Mantenimiento y Reparación de Vehículos	8.453.100
					3		Mantenimiento y Reparación de Maquinaria y Equipo	7.518.300
					9		Otros N.E.P.	442.300
				4			Servicios Técnicos y Profesionales	1.208.100
					9		Otros N.E.P.	1.208.100

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Organismos Descentralizados

Jurisdicción : 52 Ministerio de Agroindustria
Entidad : 606 Instituto Nacional de Tecnología Agropecuaria
Programa : 17 Investigación Aplicada, Innovación y Transferencias de Tecnologías - IAITT
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
				7			Pasajes y Viáticos	5.355.000
					1		Pasajes	528.800
					2		Viáticos	4.826.200
	15						Crédito Interno	14.304.000
		22					Gastos de Capital	14.304.000
			4				Bienes de Uso	14.304.000
				3			Maquinaria y Equipo	14.304.000
					1		Maquinaria y Equipo de Producción	3.548.000
					3		Equipo Sanitario y de Laboratorio	8.653.200
					7		Equipo de Oficina y Muebles	2.102.800

TOTAL PROGRAMA	225.311.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL	300.000.000
TOTAL ENTIDAD	300.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Organismos Descentralizados

Jurisdicción : 70 Ministerio de Educación y Deportes
Entidad : 101 Fundación Miguel Lillo
Programa : 16 Investigación de la Flora, Fauna y Gea
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	40.000.000
	11						Tesoro Nacional	40.000.000
		21					Gastos Corrientes	40.000.000
			1				Gastos en Personal	40.000.000
				1			Personal Permanente	12.000.000
					3		Retribuciones que no hacen al Cargo	8.000.000
					4		Sueldo Anual Complementario	4.000.000
				8			Personal contratado	28.000.000
					1		Retribuciones por contratos	16.500.000
					2		Adicionales al contrato	5.000.000
					3		Sueldo anual complementario	1.500.000
					5		Contribuciones patronales	4.924.000
					7		Contratos especiales	76.000

TOTAL PROGRAMA	40.000.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL	40.000.000
TOTAL ENTIDAD	40.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Organismos Descentralizados

Jurisdicción : 70 Ministerio de Educación y Deportes
Entidad : 804 Comisión Nacional de Evaluación y Acreditación Universitaria
Programa : 16 Evaluación y Acreditación Universitaria
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	40.000.000
	11						Tesoro Nacional	40.000.000
		21					Gastos Corrientes	40.000.000
			1				Gastos en Personal	3.000.000
				1			Personal Permanente	3.000.000
					3		Retribuciones que no hacen al Cargo	3.000.000
			3				Servicios No Personales	37.000.000
				2			Alquileres y Derechos	6.000.000
					1		Alquiler de Edificios y Locales	6.000.000
				4			Servicios Técnicos y Profesionales	18.800.000
					1		Estudios, Investigaciones y Proyectos de Factibilidad	18.800.000
				7			Pasajes y Viáticos	12.200.000
					1		Pasajes	6.100.000
					2		Viáticos	6.100.000
TOTAL PROGRAMA								40.000.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL								40.000.000
TOTAL ENTIDAD								40.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Organismos Descentralizados

Jurisdicción : 71 Ministerio de Ciencia, Tecnología e Innovación Productiva
Entidad : 103 Consejo Nacional de Investigaciones Científicas y Técnicas
Programa : 16 Formación de Recursos Humanos y Promoción Científica y Tecnológica
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	100.000.000
	11						Tesoro Nacional	100.000.000
		21					Gastos Corrientes	100.000.000
			3				Servicios No Personales	100.000.000
				9			Otros Servicios	100.000.000
					6		Becas de Investigación	100.000.000
TOTAL PROGRAMA								100.000.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL								100.000.000
TOTAL ENTIDAD								100.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Organismos Descentralizados

Jurisdicción : 71 Ministerio de Ciencia, Tecnología e Innovación Productiva
Entidad : 106 Comisión Nacional de Actividades Espaciales
Programa : 2 Actividades Comunes a los Programas 16 y 17
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	3.142.800
	21						Transferencias Externas	3.142.800
		21					Gastos Corrientes	3.142.800
			3				Servicios No Personales	3.142.800
				4			Servicios Técnicos y Profesionales	2.892.800
					9		Otros N.E.P.	2.892.800
				7			Pasajes y Viáticos	250.000
					9		Otros N.E.P.	250.000
TOTAL PROGRAMA								3.142.800

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Organismos Descentralizados

Jurisdicción : 71 Ministerio de Ciencia, Tecnología e Innovación Productiva
Entidad : 106 Comisión Nacional de Actividades Espaciales
Programa : 16 Generación de Ciclos de Información Espacial Completos
Sub-Programa : 0
Proyecto : 2 Misiones Satelitales (BID 1777/OC-AR-PROSAT)

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	150.000.000
	15						Crédito Interno	150.000.000
		22					Gastos de Capital	150.000.000
			4				Bienes de Uso	150.000.000
				3			Maquinaria y Equipo	150.000.000
					9		Equipos Varios	150.000.000
TOTAL PROYECTO								150.000.000
TOTAL PROGRAMA								150.000.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL								153.142.800
TOTAL ENTIDAD								153.142.800

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS CORRIENTES Y DE CAPITAL)

Instituciones de Seguridad Social

Jurisdicción : 75 Ministerio de Trabajo, Empleo y Seguridad Social
Entidad : 850 Administración Nacional de la Seguridad Social
Programa : 1 Actividades Centrales
Sub-Programa : 0
Proyecto : 0

FIN	FF	ECON	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
3							SERVICIOS SOCIALES	-36.609.000
	22						Crédito Externo	-36.609.000
		21					Gastos Corrientes	-32.304.000
			3				Servicios No Personales	-32.304.000
				4			Servicios Técnicos y Profesionales	-32.304.000
					9		Otros N.E.P.	-32.304.000
		22					Gastos de Capital	-4.305.000
			4				Bienes de Uso	-4.305.000
				3			Maquinaria y Equipo	-4.305.000
					6		Equipo para Computación	-4.305.000
TOTAL PROGRAMA								-36.609.000
TOTAL GASTOS CORRIENTES Y DE CAPITAL								-36.609.000

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - CREDITOS (GASTOS FIGURATIVOS)

Instituciones de Seguridad Social

Jurisdicción : 75 Ministerio de Trabajo, Empleo y Seguridad Social
Entidad : 850 Administración Nacional de la Seguridad Social

FF	INC	PPAL	PAR	SUBP	DENOMINACIÓN	IMPORTE EN $
22					Crédito Externo	36.609.000
	9				Gastos Figurativos	32.304.000
		1			Gastos Fig. de la Adm. Nac. p/Transacciones Corrientes	32.304.000
			1		Contribución a la Administración Central	32.304.000
				311	Ministerio de Desarrollo Social	32.304.000
	9				Gastos Figurativos	4.305.000
		2			Gastos Fig. de la Adm. Nac. P/Transacciones de Capital	4.305.000
			1		Contribución a la Administración Central	4.305.000
				311	Ministerio de Desarrollo Social	4.305.000
TOTAL GASTOS FIGURATIVOS						36.609.000
TOTAL ENTIDAD						0

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - RECURSOS (RECURSOS CORRIENTES Y DE CAPITAL)

Administración Central

Jurisdicción : 58 Ministerio de Energía y Minería
Sub-Jurisdicción : 0

ECON	TIPO	CLASE	CONCEPTO	SUBCONC	DENOMINACIÓN	IMPORTE EN $
11					Ingresos Corrientes	-5.789.133
	17				Transferencias Corrientes	-5.789.133
		6			Del Sector Externo	-5.789.133
			2		De Organismos Internacionales	-5.789.133
TOTAL RECURSOS CORRIENTES Y DE CAPITAL						-5.789.133

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - RECURSOS (FUENTES FINANCIERAS)

Administración Central

Jurisdicción : 58 Ministerio de Energía y Minería
Sub-Jurisdicción : 0

TIPO	CLASE	CONCEPTO	SUBCONC	DENOMINACIÓN	IMPORTE EN $
35				Disminución de Otros Activos Financieros	5.789.133
	1			Disminución de Disponibilidades	5.789.133
		1		De Caja y Bancos	5.789.133
			29	Otras	5.789.133
37				Obtención de Préstamos	-455.000.000
	9			Del Sector Externo	-455.000.000
		2		Del Sector Externo a Largo Plazo	-455.000.000
			12	Industrial and Comercial Bank of China (ICBC)	-455.000.000
TOTAL FUENTES FINANCIERAS					-449.210.867

IF-2017-02340785-APN-SSP#MHA

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - RECURSOS (FUENTES FINANCIERAS)

Administración Central

Jurisdicción : 71 Ministerio de Ciencia, Tecnología e Innovación Productiva
Sub-Jurisdicción : 0

TIPO	CLASE	CONCEPTO	SUBCONC	DENOMINACIÓN	IMPORTE EN $
37				Obtención de Préstamos	455.000.000
	9			Del Sector Externo	455.000.000
		2		Del Sector Externo a Largo Plazo	455.000.000
			3	Banco Interamericano de Desarrollo (BID)	200.000.000
			4	Banco Mundial (BIRF)	155.000.000
			7	Corporación Andina de Fomento	100.000.000
TOTAL FUENTES FINANCIERAS					455.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - RECURSOS (CONTRIBUCIONES FIGURATIVAS)

Administración Central

Jurisdicción : 85 Ministerio de Desarrollo Social
Sub-Jurisdicción : 0

TIPO	CLASE	CONCEPTO	SUBCONC	DENOMINACIÓN	IMPORTE EN $
41				Contribuciones Figurativas	32.304.000
	1			Contribuciones para Financiar Gastos Corrientes	32.304.000
		3		Contrib. de Inst. Seg. Soc. para Financiar Gastos Corrientes	32.304.000
			1	Ejercicio vigente	32.304.000
41				Contribuciones Figurativas	4.305.000
	2			Contribuciones para Financiar Gastos de Capital	4.305.000
		3		Contrib. de Inst. Seg. Soc. para Financiar Gastos de Capital	4.305.000
			1	Ejercicio vigente	4.305.000
TOTAL CONTRIBUCIONES FIGURATIVAS					36.609.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - RECURSOS (FUENTES FINANCIERAS)

Organismos Descentralizados

Jurisdicción : 20 Presidencia de la Nación
Entidad : 112 Autoridad Regulatoria Nuclear

TIPO	CLASE	CONCEPTO	SUBCONC	DENOMINACIÓN	IMPORTE EN $
35				Disminución de Otros Activos Financieros	12.292.997
	1			Disminución de Disponibilidades	12.292.997
		1		De Caja y Bancos	12.292.997
			29	Otras	12.292.997
TOTAL FUENTES FINANCIERAS					12.292.997
TOTAL ENTIDAD					12.292.997

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - RECURSOS (CONTRIBUCIONES FIGURATIVAS)

Organismos Descentralizados

Jurisdicción : 52 Ministerio de Agroindustria
Entidad : 606 Instituto Nacional de Tecnología Agropecuaria

TIPO	CLASE	CONCEPTO	SUBCONC	DENOMINACIÓN	IMPORTE EN $
41				Contribuciones Figurativas	235.199.800
	1			Contribuciones para Financiar Gastos Corrientes	235.199.800
		1		Contrib. de la Adm. Central para Financiar Gastos Corrientes	235.199.800
			1	Ejercicio vigente	235.199.800
41				Contribuciones Figurativas	64.800.200
	2			Contribuciones para Financiar Gastos de Capital	64.800.200
		1		Contrib. de la Adm. Central para Financiar Gastos de Capital	64.800.200
			1	Ejercicio vigente	64.800.200
TOTAL CONTRIBUCIONES FIGURATIVAS					300.000.000
TOTAL ENTIDAD					300.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - RECURSOS (CONTRIBUCIONES FIGURATIVAS)

Organismos Descentralizados

Jurisdicción : 70 Ministerio de Educación y Deportes
Entidad : 101 Fundación Miguel Lillo

TIPO	CLASE	CONCEPTO	SUBCONC	DENOMINACIÓN	IMPORTE EN $
41				Contribuciones Figurativas	40.000.000
	1			Contribuciones para Financiar Gastos Corrientes	40.000.000
		1		Contrib. de la Adm. Central para Financiar Gastos Corrientes	40.000.000
			1	Ejercicio vigente	40.000.000
TOTAL CONTRIBUCIONES FIGURATIVAS					40.000.000
TOTAL ENTIDAD					40.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - RECURSOS (CONTRIBUCIONES FIGURATIVAS)

Organismos Descentralizados

Jurisdicción : 70 Ministerio de Educación y Deportes
Entidad : 804 Comisión Nacional de Evaluación y Acreditación Universitaria

TIPO	CLASE	CONCEPTO	SUBCONC	DENOMINACIÓN	IMPORTE EN $
41				Contribuciones Figurativas	40.000.000
	1			Contribuciones para Financiar Gastos Corrientes	40.000.000
		1		Contrib. de la Adm. Central para Financiar Gastos Corrientes	40.000.000
			1	Ejercicio vigente	40.000.000
TOTAL CONTRIBUCIONES FIGURATIVAS					40.000.000
TOTAL ENTIDAD					40.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - RECURSOS (CONTRIBUCIONES FIGURATIVAS)

Organismos Descentralizados

Jurisdicción : 71 Ministerio de Ciencia, Tecnología e Innovación Productiva
Entidad : 103 Consejo Nacional de Investigaciones Científicas y Técnicas

TIPO	CLASE	CONCEPTO	SUBCONC	DENOMINACIÓN	IMPORTE EN $
41				Contribuciones Figurativas	100.000.000
	1			Contribuciones para Financiar Gastos Corrientes	100.000.000
		1		Contrib. de la Adm. Central para Financiar Gastos Corrientes	100.000.000
			1	Ejercicio vigente	100.000.000
TOTAL CONTRIBUCIONES FIGURATIVAS					100.000.000
TOTAL ENTIDAD					100.000.000

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - RECURSOS (RECURSOS CORRIENTES Y DE CAPITAL)

Organismos Descentralizados

Jurisdicción : 71 Ministerio de Ciencia, Tecnología e Innovación Productiva
Entidad : 106 Comisión Nacional de Actividades Espaciales

ECON	TIPO	CLASE	CONCEPTO	SUBCONC	DENOMINACIÓN	IMPORTE EN $
11					Ingresos Corrientes	3.142.800
	17				Transferencias Corrientes	3.142.800
		6			Del Sector Externo	3.142.800
			2		De Organismos Internacionales	3.142.800
TOTAL RECURSOS CORRIENTES Y DE CAPITAL						3.142.800

PLANILLA ANEXA AL ARTICULO 1°

PRESUPUESTO 2017

MODIFICACIONES PRESUPUESTARIAS - RECURSOS (CONTRIBUCIONES FIGURATIVAS)

Organismos Descentralizados

Jurisdicción : 71 Ministerio de Ciencia, Tecnología e Innovación Productiva
Entidad : 106 Comisión Nacional de Actividades Espaciales

TIPO	CLASE	CONCEPTO	SUBCONC	DENOMINACIÓN	IMPORTE EN $
41				Contribuciones Figurativas	150.000.000
	2			Contribuciones para Financiar Gastos de Capital	150.000.000
		1		Contrib. de la Adm. Central para Financiar Gastos de Capital	150.000.000
			1	Ejercicio vigente	150.000.000
TOTAL CONTRIBUCIONES FIGURATIVAS					150.000.000
TOTAL ENTIDAD					153.142.800

Planilla Anexa al Artículo 2°

PROGRAMA 17
REPRESENTACIÓN, DEFENSA Y CURATELA PÚBLICA OFICIAL

UNIDAD EJECUTORA
DEFENSORÍA GENERAL DE LA NACIÓN

Servicio Administrativo Financiero
361

RECURSOS HUMANOS DEL PROGRAMA 17

CARGO O CATEGORÍA	CANTIDAD DE	
	CARGOS	HS. DE CÁTEDRA
Planta Permanente		
Personal del Poder Judicial - Defensoría Gral. de la Nación		
Defensor General de la Nación	1	0
Defensor General Adjunto	5	0
Defensor Público Oficial ante las Cámaras de Casación	7	0
D. P. de Menores e Incapaces ante las Cámaras de Casación	3	0
D. P. Oficial de la Defensoría General de la Nación	5	0
D. P. Oficial de Instancia Única en lo Penal Nac. de la CABA	42	0
D. P. Oficial de Instancia Única en lo Penal Federal de la CABA	8	0
D. P. Oficial de Instancia Única en lo Penal Econ. de la CABA	5	0
D. P. Of. de Instancia Única en lo Penal de Menores de la CABA	6	0
D. P. Oficial de Instancia Única en Ejecución Penal de la CABA	2	0
D. P. Of Ante la Cámara de Apelación en las Relaciones de Consumo	1	0
D. P. de Menores e Incapaces de Instancia Única Penal, Nac. y Federal	4	0
D. P. de Menores e Incapaces ante los Tribunales de Segunda Inst.	1	0
D. P. Of ante los Tribunales Federales de la CABA	1	0
D. P. Of Federal del Interior del País	137	0
Secretario de la Defensoría General de la Nación	5	0
D. P. Of Adjunto de la Defensoría General de la Nación	4	0
D. P. de Menores e Incapaces de Primera Instancia	7	0
D. P. Of ante los Jueces y Cámaras de Apelación	12	0
D. P. Of en las Relaciones de Consumo	3	0
D. P. Of ante los Juzgados Federales de Ejec. Fiscales Tribut.	1	0
Defensor Público Tutor	2	0
Defensor Público Curador	20	0

CARGO O CATEGORÍA	CANTIDAD DE	
	CARGOS	HS. DE CÁTEDRA
Secretario Letrado	116	0
Director General	13	0
Subdirector General	7	0
Defensor Auxiliar de la Defensoría General de la Nación	8	0
Secretario de Cámara	46	0
Subdirector Adjunto	8	0
Prosecretario Letrado de la Defensoría General de la Nación	129	0
Secretario de Primera Instancia	242	0
Subsecretario Administrativo	20	0
Prosecretario Jefe	21	0
Jefe de Departamento	34	0
Prosecretario Administrativo	333	0
Jefe de Despacho	305	0
Oficial Mayor	140	0
Oficial	323	0
Escribiente	164	0
Escribiente Auxiliar	415	0
Supervisor	1	0
Jefe de Sección	1	0
Encargado de Sección	15	0
Oficial de Servicio	10	0
Medio Oficial	366	0
Subtotal Escalafón	**2.999**	**0**
Planta Temporaria		
Personal del Poder Judicial - Defensoría General de la Nación		
Prosecretario Letrado de la Defensoría General de la Nación	30	0
Secretario de Primera Instancia	6	0
Prosecretario Administrativo	31	0
Jefe de Despacho	17	0
Oficial Mayor	16	0
Oficial	26	0
Escribiente	11	0
Escribiente Auxiliar	22	0
Encargado de Sección	1	0
Medio Oficial	6	0
Subtotal Escalafón	**166**	**0**
TOTAL DEL PROGRAMA 17	**3.165**	**0**